QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SUNRISE SENIOR LIVING, INC.

BREWER HOLDCO, INC.

BREWER HOLDCO SUB, INC.

HEALTH CARE REIT, INC.

AND

RED FOX, INC.

AUGUST 21, 2012

i

 INDEX OF DEFINED TERMS

Page
Acquisition Merger	1
Acquisition Proposal	47
Action	27
Affiliate	2
Agreement	1
Balance Sheet Date	23
Book-Entry Share	10
Business Day	2
Certificate	10
Closing	10
Closing Date	2
Code	2
Company	1
Company Benefit Plan	2
Company Bylaws	18
Company Certificate of Incorporation	18
Company Convertible Notes	20
Company Disclosure Letter	17
Company Employees	2
Company Equity Awards	2
Company Facility	2
Company Insurance Policies	32
Company Intellectual Property	29
Company Options	2
Company Performance Award	15
Company Proxy Statement	3
Company Real Property	3
Company Reorganization	3
Company Restricted Stock	12
Company Restricted Stock Unit	15
Company Rights Plan	3
Company SEC Reports	22
Company Securities	21
Company Shareholder Meeting	39
Company Shares	1
Company Stock Plans	3
Company Surviving Corporation	1
Company Title Insurance Policy	31
Competition Act	2
Confidentiality Agreement	3
Contract	3
Controlled Group Liability	3
Current Employee	50
Damages	3
DGCL	9
Disbursing Agent	12
Dissenting Shares	12
Distribution	53

Page
DOJ	41
Effective Time	10
End Date	56
Environment	28
Environmental Law	28
Environmental Permits	28
ERISA	3
ERISA Affiliate	4
Exchange Act	4
Exchange Fund	12
Excluded Shares	11
Existing Programs	51
Extension Right	8
FTC	41
GAAP	4
Governmental Authority	4
Hazardous Materials	29
Holdco	1
Holdco Equity Awards	4
Holdco Option	15
Holdco Performance Award	15
Holdco Restricted Stock Unit	15
Holdco Sub	1
Holding Company Merger	1
Holding Company Merger Effective Time	9
HSR Act	4
Indebtedness	3
Indemnified Parties	48
Intervening Event	47
Joint Venture	21
Joint Venture Agreement	5
Knowledge of the Company	5
Law	5
Liens	5
Management Agreement	5
Management Business	5
Management Business Distribution	4
Management Business Sale	4
Material Adverse Effect on Parent	33
Material Adverse Effect on the Company	5
Material State Approvals	6
Maximum Termination Fee	8
Merger Consideration	11
Merger Shares	11
Merger Sub	1
Mergers	1
Microbial Matter	23
Multiemployer Plan	6

Page
Multiple Employer Plan	25
Non-US Plan	26
Order	6
Owned Real Property	30
Parent	1
Parent Disclosure Letter	33
Parent Plan	50
Per Share Distribution	53
Permits	6
Permitted Liens	7
Person	7
Preferred Stock	19
Qualifying Income	8
Real Property Leases	30
Recommendation	40
Recommendation Withdrawal	45
Regulatory Laws	7
REIT Requirements	8
Representative	7

Page
Requisite Shareholder Vote	18
Restraint	55
Sarbanes-Oxley Act	22
SEC	7
Securities Act	7
Shares	1
Significant Joint Ventures	8
Specified Contract	32
Subsidiary	8
Superior Offer	48
Surviving Corporation	1
Target Closing Date	8
Tax	8
Tax Return	8
Termination Fee	8
Termination Fee Tax Opinion	8
Violation	19
Willful Breach	9
Withdrawal Liability	9

v

 AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of this 21st day of August, 2012 by and among Sunrise Senior Living, Inc., a Delaware corporation (the "Company"), Brewer Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Holdco"), Brewer Holdco Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco ("Holdco Sub"), Health Care REIT, a Delaware corporation ("Parent"), and Red Fox, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub").

RECITALS

        WHEREAS, the parties intend that (i) Holdco Sub shall be merged with and into the Company (the "Holding Company Merger"), with the Company surviving as a wholly owned subsidiary of Holdco (the "Company Surviving Corporation") and pursuant to which each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Shares") shall be converted into one share of common stock, par value $0.01 per share, of Holdco (the "Shares"); and (ii) after the Holding Company Merger, Merger Sub shall be merged with and into Holdco (the "Acquisition Merger" and together with the Holding Company Merger, the "Mergers"), with Holdco surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation") and pursuant to which each issued and outstanding Share, other than the Excluded Shares, will be converted into the right to receive $14.50 per share in cash, in each case subject to the terms and conditions hereof;

        WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby, including the Holding Company Merger and the Acquisition Merger, are in the best interests of the Company and its shareholders, (ii) approved this Agreement and (iii) resolved to recommend that shareholders of the Company approve and adopt this Agreement;

        WHEREAS, the respective Boards of Directors of Holdco, Holdco Sub, Parent, and Merger Sub have approved this Agreement; and

        WHEREAS, the Company, Holdco, Holdco Sub, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers, as set forth herein.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.1    Definitions.    For purposes of this Agreement, the following terms have the respective meanings set forth below:

        "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "control" (including the correlative terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided that, for purposes of this Agreement, each Significant Joint Venture shall be considered an Affiliate of the Company.

        "Business Day" means any day other than the days on which banks in New York, New York are required or authorized to close.

        "Closing Date" means the date on which the Closing occurs.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company Benefit Plan" means each compensation or benefit plan, program, policy, practice, agreement or arrangement (other than any multiemployer plan within the meaning of ERISA Section 3(37)), including all stock ownership, stock purchase, stock option, phantom stock or other equity-based retirement, vacation, severance, disability, death benefit, employment, change-in-control, fringe benefit, bonus, incentive, pension, profit sharing, medical, and deferred compensation plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA, which is sponsored, maintained or contributed to by the Company or any of its Subsidiaries.

        "Company Employees" means any employee or officer of the Company or any of its Subsidiaries or the Joint Ventures.

        "Company Equity Awards" means Company Options, Company Restricted Stock, Company Restricted Stock Units and Company Performance Awards.

        "Company Facility" means any senior living facility owned, leased, subleased, managed or operated by the Company or any of its Subsidiaries or Significant Joint Ventures (or in the case of the definition of Management Agreement or Real Property Lease as used in Section 6.1(n), any Joint Venture (or any joint venture formed after the date of this Agreement), whether or not a Significant Joint Venture).

        "Company Options" means outstanding options to acquire Shares from the Company granted under the Company Stock Plans.

        "Company Proxy Statement" means the proxy statement, together with any amendments or supplements thereto and any other related proxy materials, relating to the approval of this Agreement by the Company's shareholders prepared in accordance with Law.

        "Company Real Property" means the Owned Real Property and the real property subject to the Real Property Leases.

        "Company Reorganization" means the separation of the Management Business from the remainder of the businesses of the Company and its Subsidiaries in the manner set forth on Exhibit 1, including any modifications thereto that are agreed to in writing by Parent and the Company; it being agreed that none of the Holding Company Merger, the Management Business Sale, the Management Business Distribution or the Distribution shall be considered part of the Company Reorganization.

        "Company Rights Plan" means the Rights Agreement, dated as of April 24, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended.

        "Company Stock Plans" means the Sunrise Senior Living, Inc. 2008 Omnibus Incentive Plan and any other plan, program, policy, agreement or other arrangement under which Company Equity Awards are outstanding or may be granted, in each case, as amended.

        "Competition Act" means the Competition Act (Canada).

        "Confidentiality Agreement" means the Confidentiality Agreement, dated January 10, 2012, as amended and supplemented from time to time, between the Company and Parent.

        "Contract" means any agreement, contract, obligation, promise, understanding or undertaking that is legally binding.

        "Controlled Group Liability" means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

        "Damages" means any and all costs or expenses (including attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "GAAP" means U.S. generally accepted accounting principles.

        "Governmental Authority" means any U.S. or foreign government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of the United States or any foreign nation or any government or political subdivision thereof, in each case, whether national, federal, tribal, provincial, state, regional, local or municipal.

        "Holdco Equity Awards" means Holdco Options, Holdco Restricted Stock, Holdco Restricted Stock Units and Holdco Performance Units.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Indebtedness" of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP, consistently applied; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, only to the extent drawn; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) all obligations of such Person under checks or other negotiable instruments issued by such Person in excess of cash (and cash equivalents) available to such Person to honor such obligations; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

        "Joint Venture Agreement" means any Contract between the Company or any of its Subsidiaries, on the one hand, and a Joint Venture partner, on the other hand, relating to the organization and governance of a Joint Venture.

        "Knowledge of the Company" means the actual knowledge, after reasonable inquiry, of the chief executive officer, the chief financial officer, the chief investment officer and the general counsel of the Company.

        "Law" means applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, rules and bylaws, in each case, of a Governmental Authority, including state laws applicable to the licensure and operation of the Company Facilities.

        "Liens" means, with respect to any asset, any mortgage, lien, pledge, charge, claim, option, security interest, deed of trust, deed to secure Indebtedness, right of first refusal, right of first offer, encumbrance, right of way, easement, encroachment, conditional sale, title retention agreement, defect in title or restriction of any kind in respect of such asset.

        "Management Agreement" means any Contract pursuant to which the Company or any of its Subsidiaries manages the day-to-day operations of a Company Facility (or group of Company Facilities) and any Contract relating to such management services.

        "Management Business" means the business of the Company and its Subsidiaries in providing senior living and care services, including independent living, assisted living, memory care and skilled nursing care services, and managing the day-to-day operations of the Company Facilities, as opposed to owning, directly or indirectly, the real property of such Company Facilities.

        "Management Business Distribution" means a distribution to the stockholders of the Company (or a new holding company formed in connection with the Company Reorganization) of all of the shares of a Subsidiary of the Company (or such holding company) that, after giving effect to the Company Reorganization, owns the assets and assumes the liabilities relating to the Management Business.

        "Management Business Sale" means a sale by the Company or Holdco of the Management Business to one or more third parties in a transaction or series of related transactions, including a sale of the Company Surviving Corporation following the consummation of the Holding Company Merger and the Company Reorganization.

        "Material Adverse Effect on the Company" means a change, event or development that has or would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no change, event or development resulting from any of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect on the Company: (A) changes, events or developments in or affecting general economic or regulatory conditions, or in the securities, credit or financial markets (including interest rates and exchange rates); (B) changes, events or developments resulting from any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism; (C) changes, events, developments generally affecting the industries in which the Company or its Subsidiaries operates; (D) changes or developments in Law or GAAP, or the interpretation thereof, or changes or developments in regulatory, legislative or other political conditions or developments; (E) the execution or announcement of, or compliance with, this Agreement (other than compliance with the first sentence of Section 6.1) or the transactions contemplated hereby (including, for these purposes, the Company Reorganization, the Management Business Sale, the Management Business Distribution and the Distribution), including the impact thereof on the relationships, contractual or otherwise, of the Company with suppliers, residents, lenders, landlords or Joint Venture partners, and including any Action with respect to the Mergers, the Company Reorganization, the Management Business Sale, the Management Business Distribution or the Distribution; (F) any action taken at the request of Parent and any failure to take an action that is prohibited by this Agreement and with respect to which Parent has not granted a written waiver within two (2) Business Days after a written request from the Company; (G) changes in the share price or trading volume of the Shares or in the Company's credit rating (provided that any change, event or development underlying such change may be taken into account in determining whether there has been or will be a Material Adverse Effect on the Company so long as it is not otherwise excluded by this definition); or (H) the failure of the Company to meet any internal or external projections or forecasts or estimates of revenues, earnings or other metrics for any period (provided that any change, event or development underlying such change may be taken into account in determining whether there has been or will be a Material Adverse Effect on the Company so long as it is not otherwise excluded by this definition and, provided further, that this clause (H) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any projections or forecasts or estimates of revenues, earnings or other metrics for any period); except, in each case with respect to clauses (A)-(D) of this definition, to the extent adversely and disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and its Subsidiaries operate.

        "Material State Approvals" means the consents, approvals and authorizations listed on Section 1.1(i) of the Company Disclosure Letter.

        "Multiemployer Plan" means any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

        "Order" means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Authority.

        "Permits" means any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to or necessary for the ownership of the material assets, operation of Company Facilities or conduct of the business of the Company and its Subsidiaries and Significant Joint Ventures.

        "Permitted Liens" means (i) Liens for Taxes, assessments and governmental charges or levies not yet past due or that are being contested in good faith or for which adequate accruals or reserves have been established; (ii) mechanics', carriers', workmen's, repairmen's or materialmen's Liens and other similar Liens imposed by Law or arising in the ordinary course of business; (iii) any Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate Action; (iv) the Real Property Leases and any other leases, subleases and licenses; (v) any Liens arising under conditional sales contracts and equipment leases with third parties; (vi) Liens imposed by Law; (vii) pledges or deposits to secure obligations under workers' compensation Laws or similar legislation or to secure public or statutory obligations; (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (ix) any easements, encumbrances, covenants, rights of way (unrecorded and of record) and other similar restrictions of record, any Laws affecting improvements, use or occupancy or reservations of an interest in title, and any zoning, building and other similar restrictions, in each case that do not materially and adversely affect the current use of the applicable property owned, leased, used or held for use by the Company, any of its Subsidiaries or the Joint Ventures; (x) Liens the existence of which are disclosed in the consolidated financial statements of the Company and notes thereto included in any Company SEC Report filed or furnished on or after January 1, 2009 and prior to the date of this Agreement; (xi) Liens and property restrictions that are disclosed on existing title reports, existing surveys or Company Title Insurance Policies (in each case, as have been made available to Parent); (xii) Liens for Indebtedness relating to the Company Real Property subject thereto or affected thereby; and (xiii) Liens created pursuant to a Management Agreement or a Joint Venture Agreement.

        "Person" means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture, group or any other entity or organization, including any Governmental Authority.

        "Regulatory Laws" means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

        "Representative" means, with respect to any Person, such Person's directors, officers, employees, agents and representatives, including any investment banker, financial advisor and financing sources (in the case of Parent), attorney, accountant or other advisor, agent, representative or controlled Affiliate.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Significant Joint Ventures" means the Joint Ventures set forth on Section 1.1(ii) of the Company Disclosure Letter.

        "Subsidiary" means, with respect to any Person, any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power, or which separately has the power, to elect or designate a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person); provided that no Joint Venture shall be considered a Subsidiary of the Company for purposes of this Agreement (other than for purposes of the definition of "Material Adverse Effect on the Company," Section 4.6, Section 7.5 and Section 7.8, with respect to which the term "Subsidiary" shall be deemed to include Joint Ventures).

        "Tax" means any and all U.S. Federal, state, local, or foreign taxes, assessments, levies, imposts and other similar governmental charges, together with any interest, penalties or additions imposed with respect thereto.

        "Tax Return" means any return, declaration, report, statement, information statement or other document required to be filed with a Governmental Authority with respect to Taxes, including any amendments to any of the foregoing.

        "Termination Fee" means an amount equal to the lesser of (i) $40 million (the "Maximum Termination Fee") and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) and 856(c)(3) of the Code ("Qualifying Income"), as determined by independent accountants to Parent, and (B) in the event Parent receives a letter from outside counsel (the "Termination Fee Tax Opinion") indicating that Parent's receipt of the Maximum Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the "REIT Requirements") or that the receipt by Parent of the excess of the Maximum Termination Fee over the amount payable in clause (A) following the receipt of such opinion would not be deemed constructively received prior thereto, the Maximum Termination Fee less the amount payable under clause (A) above. In the event that Parent notifies the Company that it is not able to receive the Maximum Termination Fee, and the Parent is entitled to the Termination Fee pursuant to the terms of this Agreement, then the Company shall place the unpaid amount in escrow and the escrow agent shall not release any portion thereof to Parent unless and until the Company notifies the escrow agent that it has received any one or combination of the following: (i) a letter from Parent's independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements or (ii) a Termination Fee Tax Opinion indicating the maximum amount that can be paid at that time to as Qualifying Income, as gross income that is excluded under the REIT Requirements or as amounts not constructively received prior to such time, in either of which events the escrow agent shall pay to Parent the lesser of the unpaid Maximum Termination Fee or the maximum amount stated in the letter referred to in (i) above or the opinion referred to in (ii) above.

        "Willful Breach" means a material breach, or failure to perform, that is the consequence of an act or omission by the Company or a Representative or a Subsidiary of the Company, in each case with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

        "Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

        Section 1.2    Terms Generally.    The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation," unless the context expressly provides otherwise. All references herein to Sections, paragraphs, subparagraphs, clauses, Annexes or Exhibits shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Annexes or Exhibits to, this Agreement, unless the context expressly provides otherwise. Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Annex hereto, including the Company Disclosure Letter. Unless otherwise specified, the words "herein," "hereof," "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole (including the Exhibits and Annexes) and not to any particular provision of this Agreement.

ARTICLE II

THE MERGERS

        Section 2.1    The Mergers.    (a) At the Holding Company Merger Effective Time, in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), and upon the terms and subject to the conditions set forth in this Agreement, Holdco Sub shall merge with and into the Company, with the Company surviving such Holding Company Merger as a wholly owned subsidiary of Holdco. At the Effective Time, in accordance with the DGCL, and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into Holdco, with Holdco surviving such Acquisition Merger as a wholly owned subsidiary of Parent.

        (b)   On the Closing Date, (i) the Company shall file the certificate of merger for the Holding Company Merger, executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL with the Secretary of State of the State of Delaware; and (ii) Holdco shall file the certificate of merger for the Acquisition Merger, executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL with the Secretary of State of the State of Delaware. The Mergers shall become effective at such time as the certificate of merger for the applicable merger shall have been duly filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the applicable certificate of merger in accordance with the relevant provisions of the DGCL (such date and time for the Holding Company Merger is hereinafter referred to as the "Holding Company Merger Effective Time" and such date and time for the Acquisition Merger is hereinafter referred to as the "Effective Time"). The Holding Company Merger Effective Time shall occur prior to the Effective Time.

        (c)   The Mergers shall generally have the effects set forth in the applicable provisions of the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Holding Company Merger Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Holdco Sub shall vest in the Company Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Holdco Sub shall become the debts, liabilities, obligations, restrictions and duties of the Company Surviving Corporation. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Holdco and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of Holdco and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

        (d)   Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the "Closing") shall take place at 10:00 a.m., New York City time, on the later of (i) the three (3)-month anniversary of the date hereof (the "Target Closing Date"), which Target Closing Date may be delayed by Parent on one or more occasions (each, an "Extension Right") to a date that is no later than the first anniversary of the date hereof; provided that if, at any time following the exercise of any Extension Right, (A) all conditions precedent set forth in the definitive agreement(s) providing for the Management Business Sale or, if applicable, the Management Business Distribution (other than those conditions to be satisfied or waived at the closing of the transactions contemplated thereby) shall have been satisfied or (to the extent permitted by Law) waived, and (B) all Material State Approvals shall have been obtained, the Closing shall take place at such time on the second (2nd) Business Day thereafter, and (ii) the second (2nd) Business Day after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VIII (other than those conditions to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at Closing) or such other date and time as agreed to in writing by Parent and the Company.

        Section 2.2    Conversion of Securities.    (a) At the Holding Company Merger Effective Time, in accordance with Section 251(g) of the DGCL, pursuant to this Agreement and by virtue of the Holding Company Merger and without any action on the part of the Company, Holdco, Holdco Sub or the holders of the Company Shares:

          (i)    Each Company Share (including any Company Restricted Stock) issued and outstanding immediately prior to the Holding Company Merger Effective Time, together with the associated rights issued pursuant to the Company Rights Plan, shall be converted into and become one Share. Each certificate (a "Certificate") or a book-entry share (a "Book-Entry Share") formerly representing Company Shares shall thereafter represent an equivalent number of Shares.

          (ii)   Each share of common stock of Holdco Sub, par value $0.01 per share, issued and outstanding immediately prior to the Holding Company Merger Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Company Surviving Corporation.

        (b)   At the Effective Time, in accordance with Section 251(c) of the DGCL, pursuant to this Agreement and by virtue of the Acquisition Merger and without any action on the part of the Company, Holdco, Parent, Merger Sub or the holders of the Shares:

          (i)    Each Share held by Parent, Holdco or any of their respective wholly owned Subsidiaries (in each case, other than any such Shares held on behalf of third parties) immediately prior to the Effective Time, if any, shall be cancelled and retired and shall cease to exist (such Shares to be so cancelled and retired, the "Excluded Shares"), and no payment or distribution shall be made or delivered with respect thereto.

          (ii)   Each share of common stock of Merger Sub, no par value per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

          (iii)  Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares) automatically shall be cancelled and converted into the right to receive an amount in cash equal to $14.50 plus, if Parent shall have exercised one or more Extension Rights, each of the conditions set forth in Article VIII (other than those conditions to be satisfied or waived at the Closing) shall have been satisfied or waived, and the Closing shall not have occurred on or prior to the six (6)-month anniversary of the date hereof, an additional $0.007621 for each day during the period commencing on the six (6)-month anniversary of the date hereof and ending on the Closing Date (such amount, the "Merger Consideration"), in each case without interest, payable to the holder thereof upon surrender of the Certificate or the Book-Entry Share formerly representing such Share in the manner provided in Section 2.3. Such Shares (including Shares into which Company Restricted Stock was converted) to be cancelled and converted into the right to receive the Merger Consideration shall sometimes be referred to herein as the "Merger Shares."

        (c)   If, between the date of this Agreement and the Effective Time, the number of outstanding Company Shares is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, split-up, combination or the like, other than pursuant to the Mergers, the amount of Merger Consideration payable per Share and any other dependent items shall be appropriately adjusted to provide the holders of the Shares the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent items, subject to further adjustment in accordance with this Section 2.2(c).

        (d)   Each Company Share outstanding immediately prior to the Holding Company Merger Effective Time, granted subject to vesting or other lapse restrictions pursuant to the Company Stock Plans or any applicable restricted stock award agreements (collectively, the "Company Restricted Stock"), shall, by virtue of this Agreement, vest and become free of such restrictions immediately prior to the Holding Company Merger Effective Time and shall be treated as Company Shares outstanding and cancelled and converted into an equivalent number of Shares in the Holding Company Merger, which Shares shall be converted in the Acquisition Merger into the right to receive the Merger Consideration.

        (e)   Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders properly exercising appraisal rights available under Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder's Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the Merger Consideration, without interest, upon surrender of the Certificate or Book-Entry Share formerly representing such Share in the manner provided in Section 2.4. The Company shall give Parent and Merger Sub (a) prompt written notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company or Holdco relating to rights to be paid the "fair value" of Dissenting Shares, as provided in Section 262 of the DGCL and (b) the opportunity to participate in and control all negotiations and proceedings with respect to demands for appraisal under the DGCL. Neither the Company nor Holdco shall, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for fair value for Dissenting Shares or offer to settle, settle or negotiate in respect of any such demands.

        Section 2.3    Payment of Cash for Merger Shares and Company Equity Awards.    (a) Prior to the Closing Date, Parent shall designate a bank or trust company that is reasonably satisfactory to the Company to serve as the disbursing agent for the Merger Consideration and Holdco or such bank or trust company to serve as the disbursing agent for payments in respect of the Holdco Equity Awards (as the case may be, the "Disbursing Agent"). Prior to the Effective Time, Parent will deposit, or will cause to be deposited, with the Disbursing Agent cash in the aggregate amount sufficient to pay the Merger Consideration in respect of all Merger Shares and Holdco Equity Awards outstanding immediately prior to the Effective Time and, if applicable, to pay the Per Share Distribution in respect of all Merger Shares issued and outstanding as of the Record Date (the "Exchange Fund"). Pending distribution of the cash deposited with the Disbursing Agent, such cash shall be held for the benefit of the holders of Merger Shares and Holdco Equity Awards outstanding immediately prior to the Effective Time and shall not be used for any other purpose.

        (b)   The Disbursing Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Disbursing Agent from their obligations to make the payments required by this Article II, and following any losses Parent shall promptly provide, or cause to be provided, additional funds to the Disbursing Agent for the benefit of the holders of the Merger Shares and Holdco Equity Awards in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively. Any net interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

        (c)   As promptly as practicable after the Effective Time, and in any event within three (3) Business Days after the Effective Time, the Surviving Corporation shall send, or cause the Disbursing Agent to send, to each record holder of Merger Shares as of immediately prior to the Effective Time a letter of transmittal and instructions for exchanging their Merger Shares for the Merger Consideration payable therefor (and, if applicable, to receive the Per Share Distribution with respect to such Merger Shares). The letter of transmittal will be in customary form and will specify that delivery of Certificates or Book-Entry Shares will be effected, and risk of loss and title will pass, upon proper delivery of the Certificates or Book-Entry Shares to the Disbursing Agent. Upon surrender of such Certificate(s) or Book-Entry Share(s) to the Disbursing Agent together with a properly completed and duly executed letter of transmittal and any other documentation that the Disbursing Agent may reasonably require, the record holder thereof shall be entitled to receive the Merger Consideration payable in exchange therefor (and, if applicable, the Per Share Distribution), without interest. Until so surrendered and exchanged, each such Certificate or Book-Entry Share shall, after the Effective Time, represent only the right to receive the Merger Consideration (and, if applicable, the Per Share Distribution) in respect of such Certificate or Book-Entry Share, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding Certificate or Book-Entry Share in respect thereof.

        (d)   If payment is to be made to a Person other than the registered holder of the Merger Shares formerly represented by the Certificate(s) or Book-Entry Share(s) surrendered in exchange therefor, it shall be a condition to such payment that the Certificate(s) or Book-Entry Share(s) so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Disbursing Agent any applicable transfer and other similar Taxes required as a result of such payment to a Person other than the registered holder of such Merger

Shares or establish to the satisfaction of the Disbursing Agent that such Taxes have been paid or are not payable.

        (e)   At the Holding Company Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Holding Company Merger Effective Time. At the Effective Time, the stock transfer books of Holdco shall be closed and there shall be no further transfers on the stock transfer books of Holdco of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Disbursing Agent, such Certificates or Book-Entry Shares shall be exchanged for the Merger Consideration (and, if applicable, the Per Share Distribution) in accordance with the procedures set forth in this Article II.

        (f)    If any cash deposited with the Disbursing Agent remains unclaimed twelve (12) months after the Effective Time, such cash shall be returned to Parent or the Surviving Corporation upon demand, and any holder who has not surrendered such holder's Certificate(s) or Book-Entry Share(s) for the Merger Consideration (and, if applicable, the Per Share Distribution) payable in respect thereof prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (and, if applicable, the Per Share Distribution). The foregoing notwithstanding, none of Parent, Merger Sub, Holdco, Holdco Sub, the Company, the Surviving Corporation, the Disbursing Agent or any of their respective directors, officers, employees and agents shall be liable to any holder of Certificates or Book-Entry Shares for an amount paid to a public official pursuant to any applicable unclaimed property Law. Any amounts remaining unclaimed by holders of Certificates or Book-Entry Shares as of the date on which such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.

        (g)   From and after the Effective Time, the holders of Merger Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Merger Shares, other than the right to receive the Merger Consideration (and, if applicable, the Per Share Distribution) as provided in this Agreement.

        (h)   In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in addition to the posting by such holder of any bond in such reasonable amount as the Surviving Corporation or the Disbursing Agent may direct as indemnity against any claim that may be made against the Surviving Corporation or the Disbursing Agent with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (and, if applicable, the Per Share Distribution) in respect thereof entitled to be received pursuant to this Agreement.

        (i)    Parent, Surviving Corporation and the Disbursing Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law. To the extent any amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made.

        Section 2.4    Treatment of Company Equity Awards and Holdco Equity Awards.    Except as may otherwise be agreed by Parent and an individual holder of a Company Equity Award:

        (a)   As of immediately prior to the Holding Company Merger Effective Time, each Company Option to acquire Company Shares that is outstanding immediately prior to the Holding Company Merger Effective Time, whether vested or unvested, granted pursuant to the Company Stock Plans, shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into an option to acquire Shares and shall have equivalent terms and conditions (including exercise price and number of shares subject to such option) as applied to the corresponding Company Option (a "Holdco Option"). As of immediately prior to the Effective Time, each Holdco Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, by virtue of this Agreement and without any action on the part of the holder thereof, become vested and exercisable and be converted into the right to receive, at the Effective Time, an amount in cash equal to (1) the product of (i) the excess, if any, of (A) the Merger Consideration (taking into account the last sentence of Section 7.9(e)) over (B) the exercise price per Share of such Holdco Option and (ii) the number of Shares subject to the Holdco Option, less (2) applicable withholding Taxes; provided, however, that if the exercise price per share of any such Holdco Option is equal to or greater than the Merger Consideration (taking into account the last sentence of Section 7.9(e)), such Holdco Option shall be cancelled at the Effective Time without any cash payment being made in respect thereof.

        (b)   At the Holding Company Merger Effective Time, each unit representing the right to receive Company Shares (each, a "Unit"), that is granted pursuant to the Company Stock Plans (other than a Company Performance Award (as defined below)) (each, a "Company Restricted Stock Unit") shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted at the Holding Company Merger Effective Time into a unit representing the right to receive Shares and shall have equivalent terms and conditions (including number of units) as applied to the corresponding Company Restricted Stock Unit (each, a "Holdco Restricted Stock Unit"). Immediately prior to the Effective Time, each Holdco Restricted Stock Unit shall, by virtue of this Agreement and without any action on the part of the holder thereof, be cancelled and converted at the Effective Time into the right to receive, within five (5) Business Days after the Effective Time, the Merger Consideration (taking into account the last sentence of Section 7.9(e)) for each Share subject to such Holdco Restricted Stock Unit, less applicable withholding Taxes.

        (c)   Each award of unvested Units granted subject to performance goals pursuant to the Sunrise Senior Living, Inc. 2008 Omnibus Incentive Plan, as amended (each, a "Company Performance Award") shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted at the Holding Company Merger Effective Time into an award representing the right to receive Shares and shall have equivalent terms and conditions (including number of units, performance goals, and performance period) as applied to the corresponding Company Performance Award (each, a "Holdco Performance Award"). Immediately prior to the Effective Time, each Holdco Performance Award shall, by virtue of this Agreement and without any action on the part of the holder thereof, be treated as follows:

          (i)    With respect to any Holdco Performance Award with a 2011 grant date (for the corresponding Company Performance Award) that is outstanding immediately prior to the Effective Time, each of the performance goals relating to the award shall be deemed to have been satisfied at the maximum level as of immediately prior to the Effective Time, and such award shall be treated as described in Section 2.4(c)(iii).

          (ii)   With respect to any Holdco Performance Award with a 2012 grant date (for the corresponding Company Performance Award) that is outstanding immediately prior to the Effective Time, if the Effective Time occurs (A) before July 1, 2013, each of the performance goals relating to the award shall be deemed to have been satisfied at the target level as of immediately prior to the Effective Time, (B) after June 30, 2013, each of the performance goals relating to the award shall be deemed to have been satisfied at the maximum level as of immediately prior to the Effective Time, and in either case such award shall be treated as described in Section 2.4(c)(iii).

          (iii)  The portion of each Holdco Performance Award for which the performance goals have been satisfied pursuant to Section 2.4(c)(i) and Section 2.4(c)(ii) shall vest, become free of restrictions and be cancelled and converted at the Effective Time into the right to receive the Merger Consideration (taking into account the last sentence of Section 7.9(e)), less applicable withholding Taxes, for each Share subject to such vested portion of such Holdco Performance Award within five (5) Business Days after the Effective Time; provided, however, that with respect to any Holdco Performance Award that constitutes deferred compensation within the meaning of Section 409A of the Code, such conversion or settlement shall occur on the date that it would otherwise occur under the applicable award agreement absent the application of this Section 2.4(c) to the extent necessary to avoid the imposition of any penalty or other Taxes under Section 409A of the Code.

        (d)   Prior to the Effective Time, Holdco, the Company Surviving Corporation and Parent will adopt such resolutions as are reasonably necessary in order to effectuate the actions contemplated by this Section 2.4. Subject to the proviso in Section 2.4(c)(iii) and the requirements of Section 409A of the Code, to the extent applicable, all payments with respect to Company Equity Awards and Holdco Equity Awards shall be made by the Disbursing Agent promptly following the Effective Time from funds deposited by or at the direction of Parent for the purpose of paying such amounts in accordance with Section 2.3(a).

        Section 2.5    Termination of Company Stock Plans.    After the Holding Company Merger Effective Time, all Company Equity Plans shall be terminated in accordance with their respective terms and no further Company Equity Awards or other rights with respect to Company Shares shall be granted thereunder.

ARTICLE III

THE COMPANY SURVIVING CORPORATION AND THE SURVIVING CORPORATION

        Section 3.1    Certificate of Incorporation.    At the Holding Company Merger Effective Time, the certificate of incorporation of Holdco shall be amended and restated to read in its entirety as the Company Certificate of Incorporation (except that references to the name of the Company shall be replaced by references to the name of Holdco) and the Company Certificate of Incorporation shall be the certificate of incorporation of the Company Surviving Corporation, until thereafter amended in accordance with the provisions thereof and hereof and Law. Without limiting Parent's obligations pursuant to Section 7.5 of this Agreement, at the Effective Time, the certificate of incorporation of Holdco shall be amended and restated to read in its entirety as set forth in Annex A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and hereof and Law.

        Section 3.2    Bylaws.    At the Holding Company Merger Effective Time, the bylaws of Holdco shall be amended and restated to read in their entirety as the Company Bylaws (except that references to the name of the Company shall be replaced by references to the name of Holdco) and the Company Bylaws shall be the bylaws of the Company Surviving Corporation, in each case until thereafter amended in accordance with the provisions thereof and hereof and Law. Without limiting Parent's obligations pursuant to Section 7.5 of this Agreement, at the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended in accordance with the provisions thereof and hereof and Law.

        Section 3.3    Directors and Officers.    From and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with Law.

 ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except (a) as disclosed in the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the "Company Disclosure Letter") (it being agreed that the disclosure of any matter in any section in the Company Disclosure Letter shall be deemed to have been disclosed in any other section in the Company Disclosure Letter to which the applicability of such disclosure is reasonably apparent on the face of such disclosure) or (b) as may be expressly disclosed in publicly available Company SEC Reports filed with or furnished to the SEC on or after January 1, 2010 and prior to the date of this Agreement (but excluding any disclosures set forth in any risk factor section or in the "forward-looking statements" section of any such Company SEC Report, or any other forward-looking disclosures set forth in any such Company SEC Report that are non-specific and cautionary in nature), the Company hereby represents and warrants to Parent as follows:

        Section 4.1    Corporate Existence and Power.    Each of the Company, its Subsidiaries and its Significant Joint Ventures, and Holdco is duly organized, validly existing and in good standing under the laws of its jurisdiction, except where the failure to be so organized, existing and in good standing would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company, its Subsidiaries and its Significant Joint Ventures, and Holdco has all corporate or similar powers and authority required to own, lease and operate its respective properties and facilities and carry on its business as now conducted, except where the failure to have such power and authority would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company, its Subsidiaries and its Significant Joint Ventures is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, facilities and assets owned or leased or operated by it makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.2    Corporate Authorization.    (a) Each of the Company, Holdco and Holdco Sub has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite Shareholder Vote, to consummate the Mergers and to perform each of its obligations hereunder. The execution, delivery and performance by the Company, Holdco and Holdco Sub of this Agreement and the consummation by the Company, Holdco and Holdco Sub of the Mergers and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, Holdco and Holdco Sub. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Company Shares (the "Requisite Shareholder Vote"), no other corporate proceedings on the part of the Company or vote of the securityholders of the Company or of Holdco is necessary to approve and adopt this Agreement or otherwise in order for the Company or Holdco to consummate the Mergers and the other transactions contemplated hereby. The Board of Directors of the Company, at a duly held meeting has (i) determined that the Mergers and this Agreement are in the best interests of the Company and its shareholders, (ii) approved the Mergers and the execution, delivery and performance of this Agreement, and (iii) resolved to recommend that the Company shareholders approve and adopt this Agreement, and directed that such matter be submitted for consideration by the shareholders of the Company at the Company Shareholder Meeting. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Amended and Restated Certificate of Incorporation of the Company (the "Company Certificate of Incorporation") and the Amended and Restated Bylaws of the Company (the "Company Bylaws").

        (b)   This Agreement has been duly and validly executed and delivered by the Company, Holdco and Holdco Sub and, assuming the due and valid authorization, execution and delivery of this

Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, Holdco and Holdco Sub enforceable against the Company, Holdco and Holdco Sub in accordance with its terms.

        (c)   Upon request of Parent, the Company shall make available to Parent copies of the organizational or governing documents of its Subsidiaries.

        Section 4.3    Governmental Authorization.    The execution, delivery and performance by the Company of this Agreement and the consummation of the Mergers by the Company, Holdco and Holdco Sub do not require any consent, approval, authorization or Permit of, action by, filing with or notification to any Governmental Authority, other than (a) the filing and acceptance for record of the certificates of merger for the Mergers; (b) compliance with the applicable requirements of the HSR Act and any other applicable Regulatory Laws, including the expiration of any applicable waiting periods; (c) compliance with the applicable requirements of the Exchange Act, including the filing of the Company Proxy Statement; (d) compliance with the rules and regulations of the New York Stock Exchange; (e) compliance with any applicable foreign or state securities or Blue Sky laws; (f) the notices and approvals of state licensing authorities governing the Company Facilities, as applicable, set forth on Section 4.3 of the Company Disclosure Letter, including the expiration of any applicable waiting periods; and (g) any such consent, approval, authorization, Permit, action, filing or notification the failure of which to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company nor reasonably be expected to adversely affect in any material respect, prevent or materially delay the consummation of the Mergers or the ability of the Company to observe and perform its obligations hereunder. Neither the value of Company's assets in Canada, nor the gross revenues from sales generated from those assets for the Company's most recently completed fiscal year, in each case as calculated in accordance with the Competition Act and the regulations thereunder, exceed CDN $77 million.

        Section 4.4    Non-Contravention.    Assuming receipt of the Requisite Shareholder Vote and compliance with, or receipt of, the approvals referred to in, and expiration of any applicable waiting periods referred to in, Section 4.3, the execution, delivery and performance by the Company, Holdco and Holdco Sub of this Agreement and the consummation by the Company, Holdco and Holdco Sub of the Mergers do not and will not (a) contravene or conflict with the organizational or governing documents of the Company, any of its Subsidiaries or any of its Significant Joint Ventures; (b) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company, any of its Subsidiaries or any of its Significant Joint Ventures; or (c) require the consent, approval, authorization of, or notification or filing with any third party with respect to, result in any breach or violation of or constitute a default under, or give rise to any right of termination, cancellation, amendment or acceleration of any obligation (each, a "Violation") of the Company, any of its Subsidiaries or any of its Significant Joint Ventures under any Contract to which the Company, any of its Subsidiaries or any of its Significant Joint Ventures is a party or by which the Company, any of its Subsidiaries any of its Significant Joint Ventures or its or any of their respective properties or assets are bound, except, in the case of clauses (b) and (c) above, which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company nor reasonably be expected to adversely affect in any material respect, prevent or materially delay the consummation of the Mergers or the ability of the Company to observe and perform its obligations hereunder.

        Section 4.5    Capitalization.    (a) The authorized capital stock of the Company consists of 120,000,000 Company Shares and 10,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"), of which 90,000 shares are designated as Series D Junior Participating Preferred Stock in accordance with the Company Rights Plan pursuant to the terms thereof.

        (b)   As of August 20, 2012, there were:

          (i)    58,277,967 Company Shares issued and outstanding, of which 615,183 Company Shares are shares of unvested Company Restricted Stock;

          (ii)   no shares of Preferred Stock issued and outstanding;

          (iii)  90,000 shares of Preferred Stock reserved for issuance pursuant to rights issued pursuant to the Company Rights Plan;

          (iv)  5,290,601 Company Shares reserved for issuance pursuant to outstanding Company Options, which had a weighted average exercise price of $5.60 per Company Share;

          (v)   859,015 Company Shares reserved for issuance pursuant to outstanding Company Restricted Stock Units;

          (vi)  outstanding 2012 Company Performance Awards in respect of an aggregate of 565,556 Company Shares (at the target level of performance), outstanding 2011 Company Performance Awards in respect of an aggregate of 641,710 Company Shares (at the maximum level of performance), and no other Company Performance Awards;

          (vii) 100 Shares issued and outstanding, all of which were owned by the Company; and

          (viii)  86,250 outstanding securities under the Indenture, dated as of April 20, 2011, between the Company and Bank of New York Mellon Trust Company, N.A., with respect to the Company's 5.00% Junior Subordinated Convertible Notes due 2041 (the "Company Convertible Notes").

All outstanding Shares and Company Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. As of August 20, 2012, 652,435 Company Shares were held in the treasury of the Company.

        (c)   Except as set forth in Section 4.5(a), for Company Shares reserved for issuance in connection with the exercise, conversion, redemption or repurchase of the Company Convertible Notes and for 1,512,065 Company Shares reserved for issuance pursuant to the Company Stock Plans, as of the date of this Agreement, there have not been reserved for issuance, and there are no outstanding: (i) shares of capital stock or other voting securities of the Company or Holdco; (ii) securities of the Company, Holdco or any other Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or Holdco; (iii) Company Equity Awards, Holdco Equity Awards or other rights or options to acquire from the Company or Holdco, or obligations of the Company or Holdco to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company or Holdco; or (iv) equity equivalent interests in the ownership or earnings of the Company or Holdco or other similar rights in respect of the Company or Holdco (the securities described in clauses (i) through (iv) are collectively referred to herein as the "Company Securities"). There are no outstanding obligations of the Company, Holdco or any other Subsidiary of the Company to repurchase, redeem or otherwise acquire any Company Securities, except for the Company's agreement to acquire the Company Shares for withholding tax payments upon vesting of equity awards. There are no preemptive rights of any kind which obligate the Company, Holdco or any other Subsidiary of the Company to issue or deliver any Company Securities. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company, Holdco or any other Subsidiary of the Company or Significant Joint Venture is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or Holdco, or preemptive rights with respect thereto.

        (d)   From August 1, 2012 to the date of this Agreement, other than the issuance of Company Shares upon the exercise of Company Options pursuant to the Company Stock Plans, neither the

Company nor any Subsidiary or Significant Joint Venture of the Company has issued, sold or repurchased any Company Securities, and their respective Boards of Directors have not authorized any of the foregoing.

        (e)   No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which Company shareholders may vote are outstanding.

        (f)    Section 4.5(f)(i) of the Company Disclosure Letter sets forth a true and complete list, as of August 15, 2012, of each Subsidiary of the Company, together with (x) the jurisdiction of incorporation or organization, as the case may be, of each such Subsidiary, and (y) the percentage of interest held, directly or indirectly, by the Company or its Subsidiaries in each such Subsidiary. No capital stock or other equity interests of the Company's Subsidiaries are, or may become, issuable pursuant to any outstanding convertible or similar security, instrument or agreement. Section 4.5(f)(ii) of the Company Disclosure Letter sets forth a true and complete list of the joint ventures of the Company and of its Subsidiaries as of the date hereof (each, a "Joint Venture"), together with (x) the jurisdiction of incorporation or organization, as the case may be, of each Joint Venture and (y) the percentage of interest held, directly or indirectly, by the Company or its Subsidiaries in such Joint Venture. Except as set forth in Section 4.5(f)(i) or 4.5(f)(ii) of the Company Disclosure Letter or as would not reasonably be expected to be material to Parent or the Company, the Company does not, directly or indirectly, own, of record or beneficially, any outstanding voting securities or other equity interests in any Person (it being understood and agreed that ownership of securities possessing (i) more than ten percent (10%) of the total voting power of the outstanding voting securities of any Person that is not wholly-owned, or (ii) more than ten percent (10%) of the total value of the outstanding securities of any such Person that is not wholly-owned shall be deemed to be material to Parent). With respect to this representation, the term "securities" includes both equity and debt securities (including secured and unsecured debt) of an issuer, and "value" means (A) fair value as determined in good faith by the board of directors of the Company or (B) in the case of securities for which market quotations are readily available, the market value of such securities.

        (g)   All the outstanding shares of capital stock or voting securities, or other equity interests, directly or indirectly owned by the Company, in each Subsidiary of the Company and each Joint Venture, have been validly issued and are fully paid and nonassessable and are owned, free and clear of all Liens, other than Permitted Liens, other than restrictions imposed by securities Laws and other than Liens imposed by any Joint Venture Agreement.

        Section 4.6    Reports and Financial Statements.    (a) The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the SEC since January 1, 2010 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since January 1, 2010, with any amendments thereto, collectively, the "Company SEC Reports"), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder. None of the Company's Subsidiaries or Significant Joint Ventures is required to file periodic reports with the SEC. None of the Company SEC Reports filed prior to the date of this Agreement contained, when filed with the SEC or, if amended, as of the date of the last amendment prior to the date of this Agreement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        (b)   Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) fairly presents in all material respects the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited statements, to normal year-end adjustments and other adjustments described therein, including the notes thereto). Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The Company has made available to Parent complete and correct copies of (i) all management representation letters delivered by the Company or its management to the Company's auditors in connection with the audit of the Company's 2011 consolidated financial statements and (ii) all material correspondence with the SEC from January 1, 2010 to the date hereof.

        (c)   The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent, the Company's independent accountants and the audit committee of the Board of Directors of the Company any (i) "significant deficiency" in the Company's internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information, (ii) "material weakness" in the Company's internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company's internal controls over financial reporting. There is no outstanding "significant deficiency" or "material weakness" which the Company's independent accountants certify has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms "significant deficiency" and "material weakness" shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

        (d)   The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

        Section 4.7    No Undisclosed Liabilities.    Except (a) as reflected or reserved against on the consolidated balance sheets (including the related notes and schedules thereto) of the Company as of December 31, 2011 (the "Balance Sheet Date") included in the Company SEC Reports, (b) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practice, and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, other than those which have not had, and would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.8    Disclosure Documents.    The Company Proxy Statement will not, at the date it is first mailed to shareholders of the Company, and at the time of the Company Shareholder Meeting (other than as to information supplied by Parent, Merger Sub or any of their respective Affiliates, for inclusion therein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Company Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto and any other Law as of the date of such filing. No representation is made by the Company with respect to statements made in the Company Proxy Statement based on information supplied by Parent, Merger Sub or their respective Affiliates for inclusion therein.

        Section 4.9    Absence of Certain Changes or Events.    (a) From the Balance Sheet Date through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action, or omitted to take any action, that would constitute a breach of any of Sections 6.1(p) through 6.1(r), if taken or omitted to be taken after the date of this Agreement.

        (b)   From the Balance Sheet Date through the date of this Agreement, no change, event or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (c)   From the date of this Agreement, there has not been any change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.10    Finders' Fees.    Except for Goldman, Sachs & Co. and Keybanc Capital Markets Inc., no agent, broker, investment banker, financial advisor or other firm or Person retained by the Company is or will be entitled to any broker's or finder's fee or any other similar commission or fee payable by the Company or any Subsidiary or Joint Venture of the Company in connection with any of the transactions contemplated by this Agreement.

        Section 4.11    Opinion of Financial Advisor.    Each of Goldman, Sachs & Co. and Keybanc Capital Markets Inc. has delivered to the Board of Directors of the Company an opinion to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the shareholders of the Company is fair, from a financial point of view, to such shareholders. A true and correct copy of such opinions will be provided by the Company to Parent solely for informational purposes.

        Section 4.12    Compliance with Laws.    (a) Since January 1, 2012, the Company and each of its Subsidiaries and Significant Joint Ventures have been in compliance with all Laws applicable to the Company, its Subsidiaries, its Significant Joint Ventures and their respective businesses and activities, including the Company Facilities and their managers, except for such noncompliance that has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Since January 1, 2012, none of the Company, its Subsidiaries or its Significant Joint Ventures has received written notice from any Governmental Authorities of any actual or alleged noncompliance, default or violation of any such Laws, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (b)   The Company and each of its Subsidiaries and Significant Joint Ventures has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each of its Subsidiaries and Significant Joint Ventures to carry on their respective businesses as currently conducted and currently proposed to be conducted, except as has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (c)   To the Knowledge of the Company, the Company is in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.13    Employee Matters.    (a) Each material Company Benefit Plan is listed on Section 4.13(a) of the Company Disclosure Letter, and a true and correct copy of each material Company Benefit Plan has been made available to Parent. Except to the extent specifically made available to Parent, as of the date hereof there are no amendments to any Company Benefit Plan that have been adopted or approved that could have a material cost impact on the Company, nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plan that could have a material cost impact on the Company.

        (b)   Each Company Benefit Plan has been established, maintained and administered in accordance with its terms and Laws, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened or anticipated, with respect to any such Company Benefit Plan which have had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to result in the revocation of such letter.

        (c)   (i) No Company Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"); (ii) none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of the Company and its Subsidiaries nor any ERISA Affiliate has incurred any Withdrawal Liability that has not been satisfied in full.

        (d)   There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Effective Time. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

        (e)   Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each Company Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a "welfare benefit fund" with the meaning of Section 419 of the Code or (ii) is unfunded.

        (f)    Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Company Employee or director or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such individual, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code.

        (g)   Neither the Company nor any of its Subsidiaries has any material liability with respect to an obligation to provide health or other non-pension benefits to any Person beyond his or her retirement other than coverage mandated by Law.

        (h)   Each Company Benefit Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code has been operated in good-faith compliance in all material respects with Section 409A of the Code.

        (i)    To the Knowledge of the Company, (i) the favorable tax treatment of any material Company Benefit Plan maintained outside the U.S. (a "Non-US Plan") is not the subject of examination or pending cancellation by the relevant tax authority, (ii) there has been no act or omission on the part of the Company or any of its Subsidiaries in relation to any Non-US Plan that could subject the Company or any of its Subsidiaries to the imposition of a material penalty tax, fine, contribution notice or financial support direction deriving from applicable law, (iii) each Non-US Plan has been maintained in all material respects in compliance with any minimum funding standards of applicable law, and (iv) no Company Employee has a contractual right to participate in any Non-U.S. Plan which is an occupational defined benefit pension plan, and no Non-US Plan entitles any Company Employee to early retirement, defined benefit, or severance benefits (in the event of redundancy or otherwise), in each case, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.14    Labor Matters.    There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries or Significant Joint Ventures is a party. To the Knowledge of the Company, as of the date hereof, there is no pending or threatened material union organization activity, strike, work stoppage or lockout involving any employees of the Company or any of its Subsidiaries or Significant Joint Ventures.

        Section 4.15    Litigation.    There is no litigation, arbitration, claim, investigation, suit, action or proceeding pending (each, an "Action") or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries, any of its Significant Joint Ventures or any director, officer or employee of any of the Company, any of its Subsidiaries or any of its Significant Joint Ventures, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any Order of a Governmental Authority, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.16    Tax Matters.    Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

        (a)   (i) The Company and each of its Subsidiaries have timely filed (taking into account extensions) all Tax Returns required to be filed by it, (ii) all such Tax Returns were true and complete, and (iii) the Company and each of its Subsidiaries have timely paid (or have had paid on their behalf) all Taxes due thereon, except in the case of each of clauses (i) through (iii), with respect to Taxes that are being contested in good faith or have been adequately provided for in accordance with GAAP.

        (b)   No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed, or assessed in writing by any Governmental Authority, which claim, proposal, or assessment is currently pending. Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the period of limitations applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

        (c)   Each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or any similar provision of any other Laws).

        (d)   Neither the Company nor any of its Subsidiaries has liability for Taxes of any Person (other than the Company and its Subsidiaries under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law).

        (e)   Neither the Company nor any of its Subsidiaries was a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

        (f)    Other than (i) the interests held in the Persons listed in Section 4.5(f)(i) of the Company Disclosure Letter and (ii) the interests held in the Joint Ventures listed in Section 4.5(f)(ii) of the Company Disclosure Letter and any interests held, directly or indirectly, by such Joint Ventures, the Company does not hold, directly or indirectly, any interest in any Person that (A) is treated as a partnership for U.S. Federal income tax purposes, or (B) is disregarded as a separate entity for U.S. Federal income tax purposes.

        (g)   Neither the Company nor any of its Subsidiaries has participated in a "listed transaction" (as defined in Treasury Regulations Section 1.6011-4).

It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Taxes are those set forth in this Section 4.16 and in Section 4.13.

        Section 4.17    Environmental Matters.    (a) Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received any written notice, demand or complaint alleging that the Company or any of its Subsidiaries or Significant Joint Ventures is in violation of, or liable under, any applicable Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any of its Subsidiaries or Significant Joint Ventures which remains unresolved, (ii) no Action or request for information is pending or, to the Knowledge of the Company, is threatened in writing by any Governmental Authority against the Company or any of its Subsidiaries or Significant Joint Ventures under any applicable Environmental Law; (iii) the Company and its Subsidiaries and Significant Joint Ventures are in compliance with all Environmental Laws and all Permits required under Environmental Laws for the conduct of their respective business ("Environmental Permits"); (iv) to the Knowledge of the Company, the Company is not obligated to conduct or pay for, and is not conducting or paying for, any response or corrective action under any Environmental Law at any Company Real Property; (v) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law; (vi) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received any written complaint alleging that the Company or any of its Subsidiaries or Significant Joint Ventures is in violation of any applicable Environmental Law relating to air quality or Microbial Matter at any Company Facility; and (vii) to the Knowledge of the Company, there has been no release or threatened release of any Hazardous Materials on, in, under, or from any Company Real Property by the Company or any of its Subsidiaries or Significant Joint Ventures that requires remediation, monitoring or maintenance.

        (b)   For purposes of this Agreement:

          (i)    "Environment" means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.

          (ii)   "Environmental Law" means any applicable Law, Order or any binding agreement issued or entered by or with any Governmental Authority relating to: (w) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (x) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (y) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials or (z) the presence of Hazardous Materials in any building, physical structure, product or fixture.

          (iii)  "Hazardous Materials" means any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum, natural gas, synthetic gas (including radon), Microbial Matter, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

          (iv)  "Microbial Matter" means all hazardous fungi, bacterial or viral matter, including mold, mildew and viruses, whether or not such Microbial Matter is living.

It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Environmental Laws and environmental matters are those set forth in this Section 4.17.

        Section 4.18    Intellectual Property.    Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, the patents, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, logos, domain name registrations, registered copyrights and applications therefor, and other proprietary intellectual property rights arising under the laws of the United States to operate the business of the Company or any Subsidiary of the Company as operated as of the date of this Agreement (the "Company Intellectual Property"). Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the date hereof, (a) no written claim by a third party of invalidity or conflicting ownership rights with respect to any Company Intellectual Property has been received by the Company and no such Company Intellectual Property is the subject of any pending or, to the Knowledge of the Company, threatened Action, and (b) no Person has given written notice to the Company or any of its Subsidiaries that the use of any Company Intellectual Property by the Company, any of its Subsidiaries or any licensee is infringing or has infringed any domestic or foreign registered patent, trademark, service mark, trade name, or copyright or design right, or that the Company, any Subsidiary of the Company or any licensee has misappropriated or disclosed any trade secret, confidential information or know-how.

        Section 4.19    Company Facilities.    (a) Section 4.19(a) of the Company Disclosure Letter lists: (i) each Company Facility, (ii) the address of each such Company Facility and (iii) whether each such Company Facility is (A) owned or operated by the Company or any of its Subsidiaries or (B) leased, subleased or managed by the Company or any of its Subsidiaries.

        (b)   Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all Company Facilities (i) are in working order sufficient for their normal operation in the ordinary course of business, subject to normal wear and tear, and (ii) are adequate and suitable for the purposes for which they are presently being used.

        (c)   Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the date hereof, no portion of any Company Facility has suffered any damage by fire or other casualty loss that has not heretofore been repaired and restored.

        (d)   Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no pending or, to the Knowledge of the Company,

threatened in writing, condemnation proceedings or enforcement actions relating to the Company Facilities.

        Section 4.20    Real Property.    (a) Section 4.20(a) of the Company Disclosure Letter lists all material real property (other than a Company Facility) owned by the Company or any of its Subsidiaries or Significant Joint Ventures as of the date hereof (together with the Company Facilities owned by the Company or any of its Subsidiaries or Significant Joint Ventures, the "Owned Real Property"). With respect to each Owned Real Property, (i) either the Company or a Subsidiary or Significant Joint Venture of the Company has valid title to such Owned Real Property, free and clear of all Liens other than Permitted Liens and (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Owned Real Property or any portion thereof or interest therein, other than, in the case of clauses (i) and (ii) above, as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (b)   Section 4.20(b) of the Company Disclosure Letter lists all leases or subleases pursuant to which a Company Facility is leased or subleased and all other material leases, subleases and other agreements under which the Company or any of its Subsidiaries or Significant Joint Ventures uses or occupies or has the right to use or occupy any material real property as of the date hereof (the "Real Property Leases"). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Real Property Lease is valid, binding and in full force and (ii) no uncured default of a material nature on the part of the Company or, as applicable, any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease.

        (c)   Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received written notice of any existing zoning violations with respect to any Company Real Property, (ii) to the Knowledge of the Company, there are no pending Actions initiated by or on behalf of the Company or any of its Subsidiaries or Significant Joint Ventures to change or redefine the zoning classification of all or any portion of any Company Real Property, (iii) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received written notice of any Action of such kind, (iv) to the Knowledge of Company, there are no restrictions of record or zoning ordinances that would prohibit any Company Facility from being operated for its current use, and (v) to the Knowledge of Company, each Company Facility has adequate access to operate as it is currently being operated.

        (d)   The Company or its Subsidiary's or its Significant Joint Ventures' fee simple or leasehold title to each Company Real Property is insured pursuant to a title insurance policy duly issued by a national title insurance company (each such policy, a "Company Title Insurance Policy") and, to the Knowledge of the Company, each Company Title Insurance Policy is valid, in full force and effect and no claim has been made thereunder and will remain in full force and effect following the Closing in accordance with its terms, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.21    Material Contracts.    (a) The Company has made available to Parent (or Parent has otherwise had access to) true, correct and complete copies of each Contract to which the Company or any of its Subsidiaries or Joint Ventures is a party or by which the Company, any of its Subsidiaries or Joint Ventures or any of their respective properties or assets is bound (other than any of the foregoing between the Company and any of its wholly owned Subsidiaries or between any wholly owned Subsidiaries of the Company), as of the date hereof, that:

          (i)    is required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act;

          (ii)   relates to (A) Indebtedness of the Company, any of its Subsidiaries or any of its Significant Joint Ventures, except for Contracts relating to less than $5 million of Indebtedness in the aggregate, or (B) the sale, securitization or servicing of loans or loan portfolios of the Company, any of its Subsidiaries and or of its Significant Joint Ventures;

          (iii)  would materially restrict the ability of Parent or its Subsidiaries (including the Surviving Corporation) to compete in any line of business that is material to Parent and its Subsidiaries or in any geographic territory that is material to Parent and its Subsidiaries;

          (iv)  limits, restricts or prohibits the Company or any of its Subsidiaries from entering into or participating in any transaction or arrangement involving the investment in the Company or any of its Subsidiaries by any Person;

          (v)   relates to the acquisition or disposition, directly or indirectly (by merger or otherwise), not yet consummated, of assets or capital stock or other equity interests of another Person or any Company Facility or Company Real Property;

          (vi)  is a Management Agreement, a Joint Venture Agreement or a Real Property Lease relating to a Company Facility;

          (vii) by its terms calls for aggregate payment or receipt by the Company, its Subsidiaries and its Significant Joint Ventures under such Contract of more than $1 million per annum or $3 million over the remaining term of such Contract, other than in the ordinary course of business procurement or sale Contracts for supplies of goods or services or Contracts that may be terminated without penalty upon ninety (90) days advance written notice or Contracts that cover the procurement or sale of supplies of goods or services to less than 60 Company Facilities;

          (viii)  could result in liability on the part of the Company or any of its Subsidiaries or Significant Joint Ventures in respect of any purchase price adjustment, earn-out or contingent purchase price obligation;

          (ix)  is a Contract entered by the Company through its purchase department and that provides for (i) "most favored nation" rights with respect to existing or future Affiliates of the Company, or (ii) provides for "exclusivity" or any similar requirements in favor of any Person, other than ordinary course of business procurement or sale Contracts for supplies of goods or services or Contracts; or

          (x)   obligates the Company to make any capital commitment or expenditure (including pursuant to any renovation, construction or development project) in excess of $1,000,000 per annum, excluding any payment obligation budgeted for in the Company's 2012 budget or in the budgets of the Joint Ventures.

Each Contract of the type described in clauses (i) through (x) above is referred to herein as a "Specified Contract."

        (b)   Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Specified Contract is valid and binding on the Company and any Subsidiary or Significant Joint Venture of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect as of the date hereof. There is no Violation under any Specified Contract by the Company or any of its Subsidiaries or Significant Joint Ventures or, to the Knowledge of the Company, by any other party, and no event has occurred that would constitute a Violation thereunder by the Company or any of its Subsidiaries or Significant Joint Ventures, or to the Knowledge of the Company, by any other party, except in any such case which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.22    Insurance.    The Company has made available to Parent copies of all material insurance policies and all material fidelity bonds or other insurance service contracts maintained by or on behalf of the Company or its Subsidiaries providing coverage for the material Company Real Property (the "Company Insurance Policies"). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Insurance Policy is, as of the date hereof, in full force and effect and all premiums payable under each such Company Insurance Policy have been paid.

        Section 4.23    Holdco and Holdco Sub.    Each of Holdco and Holdco Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the transactions contemplated hereby, including Exhibit 1.

        Section 4.24    Takeover Statutes.    Assuming the accuracy of the representation contained in Section 5.9, no "control share acquisition," "fair price," "moratorium," "business combination" or other anti-takeover Law is applicable to this Agreement or any transaction contemplated by this Agreement.

        Section 4.25    No Other Representations and Warranties.    Except for the representations or warranties expressly set forth in this Article IV, neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Company, its Subsidiaries or the Joint Ventures, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company, its Subsidiaries or the Joint Ventures. The parties acknowledge that, for purposes of this Article IV, references to "transactions contemplated hereby" shall not include the Management Business Sale, the Management Business Distribution or the Distribution, including to the extent that the accuracy of such representations or warranties shall depend on the identity of the purchaser of the Management Business Sale.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as disclosed in the disclosure letter delivered to the Company by Parent concurrently with the execution and delivery of this Agreement (the "Parent Disclosure Letter"), Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

        Section 5.1    Entity Existence and Power.    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware, except where the failure to be so organized, existing and in good standing would not be reasonably expected to, individually or in the aggregate, adversely affect in any material respect, or prevent or materially delay, the consummation of the Acquisition Merger or the ability of Parent or Merger Sub to observe and perform its obligations hereunder (a "Material Adverse Effect on Parent"). Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each of Parent and Merger Sub has all corporate power and authority required to execute and deliver this Agreement and to consummate the Acquisition Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder.

        Section 5.2    Corporate Authorization.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Acquisition Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub. No other corporate or other proceedings other than those previously taken or conducted on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Acquisition Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due and valid execution and delivery of the Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with its terms.

        Section 5.3    Governmental Authorization.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Acquisition Merger and other transactions contemplated hereby do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (a) the filing and acceptance for record of the certificate of merger for the Acquisition Merger, (b) compliance with the applicable requirements of the HSR Act and any other applicable Regulatory Laws, (c) compliance with the applicable requirements of the Exchange Act, (d) compliance with any applicable state securities or Blue Sky laws, and (e) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

        Section 5.4    Non-Contravention.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Acquisition Merger and the other transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational or governing documents of Parent or Merger Sub or their respective Subsidiaries, (b) assuming compliance with the items specified in Section 5.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or Merger Sub or any of their respective properties or assets or their respective Subsidiaries, or (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default, give rise to any right of termination, cancellation, amendment or acceleration of any obligation of Parent or Merger Sub or their respective Subsidiaries under any Contract; except, in the case of clauses (b) and (c) above, which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

        Section 5.5    Disclosure Documents.    None of the information supplied or to be supplied by Parent or Merger Sub or any of their respective Affiliates specifically for inclusion in the Company Proxy Statement will, at the date it is first mailed to shareholders of the Company, at the time of any amendments thereof or supplements thereof and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 5.6    Finders' Fees.    Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee payable by Parent or Merger Sub in connection with any of the transactions contemplated by this Agreement.

        Section 5.7    Financing.    Parent has, and at the Closing will have, available sufficient funds to pay the Merger Consideration in respect of all Merger Shares and pay all other cash amounts payable pursuant to this Agreement. Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder, including their obligations to consummate the Acquisition Merger, are not subject to, or conditioned on, receipt of financing.

        Section 5.8    Merger Sub.    Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the transactions contemplated hereby. There are [•] shares of common stock of

Merger Sub issued and outstanding, representing the only shares of capital stock of Merger Sub outstanding and entitled to vote on the Acquisition Merger, and all of such shares are owned solely and directly by Parent.

        Section 5.9    Ownership of Shares.    None of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any Shares, and none of Parent, Merger Sub or their respective Affiliates has any rights to acquire any Shares except pursuant to this Agreement. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL.

        Section 5.10    Disclaimer of Warranties.    Parent and Merger Sub acknowledge that (a) except for the representations or warranties expressly set forth in Article IV, neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Company, its Subsidiaries or the Joint Ventures, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company, its Subsidiaries or the Joint Ventures, (b) neither Parent nor Merger Sub have relied on any representation or warranty from the Company or any of its Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement, and (c) neither the Company nor any of its Affiliates shall have or be subject to any liability to Parent or any of its Affiliates resulting from the distribution to Parent or Parent's use of, any information, including any information, documents or material made available to Parent in any "data rooms," management presentations or in any other form in expectation of the Acquisition Merger and the other transactions contemplated hereby, except to the extent any such information is explicitly the subject of a representation or warranty set forth in Article IV, including the Company Disclosure Letter.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGERS

        Section 6.1    Conduct of the Company and its Subsidiaries.    Except as (x) set forth in Section 6.1 of the Company Disclosure Letter or as otherwise expressly permitted or required by this Agreement, or (y) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Significant Joint Ventures to, conduct their respective businesses and operate the Company Facilities in the ordinary course and in compliance with Law, and use all commercially reasonable efforts to maintain and preserve intact its business organization, including the goodwill of any Governmental Authorities, lenders, suppliers, landlords, Joint Venture partners and other Persons with which it has material business relationships; provided, however, that no action by the Company or its Subsidiaries or its Significant Joint Ventures of the type specifically addressed in Sections 6.1(a) through 6.1(r) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Except (i) as required by Law, (ii) as set forth in Section 6.1 of the Company Disclosure Letter, (iii) as may be expressly permitted or required by this Agreement and, in the case of the Significant Joint Ventures, required by the terms of the applicable Joint Venture Agreement, (iv) pursuant to the Company Reorganization, the Management Business Sale, the Management Business Distribution or the Distribution or (v) as may be consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, shall not permit its Subsidiaries or Significant Joint Ventures to:

        (a)   adopt any change in the Company Certificate of Incorporation or the Company Bylaws;

        (b)   merge or consolidate the Company or any of its Subsidiaries or Significant Joint Ventures with any Person, other than the Mergers and other than any mergers or consolidations among the Company and its Subsidiaries or among the Company's Subsidiaries;

        (c)   redeem, repurchase or defease any Indebtedness of the Company or any Subsidiary or any Significant Joint Venture in excess of $25 million (provided that no prepayment penalty would be payable in connection therewith), other than (i) at stated maturity and any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such Indebtedness as in effect on the date hereof or as modified with the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (ii) any of the foregoing relating to intercompany Indebtedness;

        (d)   incur, create, assume or otherwise become liable for any Indebtedness, except (i) for any Indebtedness incurred in the ordinary course of business, including mortgages on real property acquired by the Company or any of its Subsidiaries or Significant Joint Ventures, (ii) for Indebtedness among the Company and its Subsidiaries and Significant Joint Ventures or among the Company's Subsidiaries or Significant Joint Ventures, (iii) for Indebtedness under the Company's existing revolving credit facility (and any other credit facility of the Company hereafter created with term or revolving Indebtedness on terms substantially the same as those governing the Company's existing revolving credit facility as it may have been amended consistent with this clause (d)), (iv) for Indebtedness incurred to replace, renew, extend, refinance, refund or repay any existing Indebtedness on substantially the same or more favorable terms to the Company than such existing Indebtedness, (v) for any guarantees by the Company of Indebtedness of the Company's Subsidiaries or Significant Joint Ventures or guarantees by the Company's Subsidiaries or Significant Joint Ventures of Indebtedness of the Company or any of its Subsidiaries or Significant Joint Ventures, and (vi) with respect to any Indebtedness not in accordance with clauses (i) through (v), for any Indebtedness not to exceed $25 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries or Significant Joint Ventures;

        (e)   (i) make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any other Person (or any division or material amount of assets thereof) or business or (ii) purchase any interest in any Joint Venture other than to the extent required by the terms of the applicable Joint Venture Agreement as in effect on the date hereof;

        (f)    make any capital expenditures, except for (i) capital expenditures not exceeding 110% of the amount budgeted therefor in the Company's 2012 budget, in the form made available to Parent prior to the date hereof, (ii) capital expenditures in 2013 not exceeding 110% of the aggregate amount of capital expenditures contemplated by the Company's 2012 budget, (iii) capital expenditures required to honor obligations to the Company's Joint Ventures or pursuant to the budgets of the Joint Ventures, (iv) capital expenditures made in response to any emergency, whether caused by war, terrorism, weather events, natural disasters, public health events, outages, casualty, Act of God or event of force majeure or otherwise, or (v) capital expenditures required to comply with any applicable Law;

        (g)   make any loans, advances or capital contributions to, or investments in, any other Person in excess of $5 million, except for those (i) required or contemplated by existing Contracts, (ii) required to honor obligations to the Company's Joint Ventures existing as of the date hereof or pursuant to the budgets of the Joint Ventures, and any obligations to the Joint Ventures in 2013 as reasonably agreed with Company's Joint Venture partners, (iii) permitted by Section 6.1(e) or 6.1(f), (iv) solely between the Company and a Subsidiary of the Company or among Subsidiaries of the Company or (v) made in response to any emergency, whether caused by war, terrorism, weather events, natural disasters, public health events, outages, casualty, Act of God or event of force majeure or otherwise;

        (h)   pledge or otherwise encumber shares of capital stock or other voting securities of the Company or any of its Subsidiaries or Significant Joint Ventures, other than Permitted Liens, except in accordance with the incurrence of Indebtedness not prohibited by Section 6.1(d);

        (i)    sell, lease (except for the exercise of any extension or renewal option), license, mortgage, sell and leaseback or otherwise dispose of any of the properties set forth in Section 6.1(i) of the Company Disclosure Letter, except on the terms set forth in Section 6.1(i) of the Company Disclosure Letter; or (ii) sell, lease (except for the exercise of any extension or renewal option), license, mortgage, sell and leaseback or otherwise dispose of any other properties or non-cash assets with a value in excess of $20 million in the aggregate, except in the case of this clause (ii) (x) sales or dispositions made in connection with any transaction among the Company and its Subsidiaries and Significant Joint Ventures or among the Company's Subsidiaries or (y) sales or dispositions made in the ordinary course of business;

        (j)    (i) split, combine or reclassify any Company Securities or amend the terms of any Company Securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities other than a dividend or distribution by a Subsidiary of the Company or a Joint Venture or (iii) issue or offer to issue any Company Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any Company Securities, other than in connection with (A) the exercise, conversion, redemption or repurchase of the Company Convertible Notes, (B) the exercise of Company Options, (C) the withholding of Company Securities to satisfy Tax obligations with respect to Company Equity Awards, (D) the acquisition by the Company of Company Securities in connection with the forfeiture of Company Equity Awards, (E) the acquisition by the Company of Company Securities in connection with the net exercise of Company Options in accordance with the terms thereof, (F) the issuance of Company Securities to newly hired or promoted employees or newly appointed directors in the ordinary course of business consistent with past practice, or in connection with annual grants to employees and directors made in the ordinary course of business consistent with past practice, or as required to comply with any Company Benefit Plan as in effect on the date of this Agreement and (G) any transaction solely between the Company and a Subsidiary of the Company or between Subsidiaries of the Company;

        (k)   except (i) as required pursuant to existing Contracts or any Company Benefit Plan in effect on the date hereof, (ii) as effected in the ordinary course of business and consistent with past practice or (iii) as required by Law (including to avoid the imposition of penalty or other taxes under Section 409A of the Code), (A) adopt, amend or terminate any material Company Benefit Plan, (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any material Company Benefit Plan or (C) increase the annualized value of compensation and benefits to be provided to Company Employees (other than in the ordinary course of business consistent with past practice in an amount that does not exceed 5.0% of such annualized value, in the aggregate, immediately prior to the date hereof);

        (l)    other than in the ordinary course of business consistent with past practice, settle or compromise any litigation or release, dismiss or otherwise dispose of any claim or arbitration not covered by insurance, other than settlements or compromises of litigation, claims or arbitration that do not, individually or in the aggregate, involve the payment of more than $5 million in excess of the amount reserved on the latest consolidated balance sheets of the Company in respect of litigation and claims, as set forth in the Company SEC Reports, and do not involve any material injunctive or other non-monetary relief on the Company, any of its Subsidiaries or the Management Business;

        (m)  (i) cancel any material indebtedness for borrowed money owed to the Company other than as a result of a repayment of such indebtedness, or (ii) waive or release any claims or right of material value except in the exercise of the Company's commercially reasonable business judgment;

        (n)   enter into, materially modify or amend, or terminate any Joint Venture Agreement or any Management Agreement or Real Property Lease (it being understood that, without limiting other modifications or amendments that may be material, any modification or amendment reducing the term or fees or other amounts that are payable to the Company or any of its Subsidiaries under any Management Agreement or Real Property Lease will be considered a material modification or amendment of such Management Agreement or Real Property Lease), except for the renewal, extension or replacement of any Management Agreement or Real Property Lease expiring in accordance with its term (such renewal, extension or replacement to be on terms substantially similar to the existing Management Agreement or Real Property Lease) or, other than in the ordinary course of business, enter into, materially modify or amend, or terminate any other Specified Contract other than as permitted by this Section 6.1;

        (o)   make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Law;

        (p)   adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

        (q)   prepare and file any material Tax Return in a manner that is inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case, if such action would increase by a material amount the Tax liability of the Company and its Subsidiaries; or

        (r)   authorize, agree or commit to do any of the foregoing.

        Section 6.2    Conduct of Parent and Merger Sub.    Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Mergers set forth in Article VIII becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would reasonably be likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Acquisition Merger or the other transactions contemplated by this Agreement or to obtain financing for the Acquisition Merger.

        Section 6.3    No Control of Other Party's Business.    Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company, its Subsidiaries or any Joint Venture prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

        Section 7.1    Shareholder Meeting; Proxy Material.    (a) The Company shall (i) duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Shareholder Meeting") for the purpose of obtaining the approval and adoption of this Agreement by the shareholders of the Company in accordance with Law as promptly as reasonably practicable, but in no event later than ten (10) Business Days, after the SEC confirms that it has no further comments on the Company Proxy Statement, (ii) subject to Section 7.4, use all commercially reasonable efforts to solicit the approval and adoption of this Agreement by the shareholders of the Company and (iii) except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 7.4, include in the Company Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company adopt this Agreement (the "Recommendation"). The foregoing sentence notwithstanding, if on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Shares to obtain the Requisite Shareholder Vote, whether or not a quorum is present, the Company may, in its discretion and in consultation with Parent, make one or more successive postponements or adjournments of the Company Shareholder Meeting; provided that the Company Shareholder Meeting is not postponed or adjourned to a date that is later than the date that is ten (10) Business Days prior to the End Date.

        (b)   In connection with the Company Shareholder Meeting, the Company will (i) as promptly as reasonably practicable but in any event within thirty (30) Business Days after the date hereof, prepare the Company Proxy Statement and file the Company Proxy Statement with the SEC, (ii) as promptly as reasonably practicable, respond to any comments received from the SEC with respect to such filing and provide copies of such comments to Parent and Merger Sub promptly upon receipt, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use commercially reasonable efforts to mail to the shareholders of the Company as promptly as reasonably practicable the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Shareholder Meeting, (v) to the extent required by Law, as promptly as reasonably practicable prepare, file and distribute to the shareholders of the Company any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholder Meeting and (vi) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Company Shareholder Meeting. Parent shall cooperate with the Company in connection with the preparation of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under Law. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Company Proxy Statement or any amendments or supplements thereto, prior to mailing the Company Proxy Statement to its shareholders.

        Section 7.2    Efforts.    (a) Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under Law to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Mergers and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make appropriate filings of a Notification and Report Form pursuant to the HSR Act, including (x) any required filings by the Company with respect to any Management Business Sale and (y) any required filings by the Company and Parent with respect to the Acquisition Merger without giving effect to a Management Business Sale, and any other filings pursuant to applicable Regulatory Laws with respect to the transactions contemplated hereby, which filings shall be made promptly, but in no event later than ten (10) Business Days after the date hereof (in the case of the filing pursuant to clause (y)), or ten (10) Business Days after the date the Company enters into a definitive agreement (in the case of the filing pursuant to clause (x)), and as promptly as practicable after the date hereof with respect to any filing pursuant to other applicable Regulatory Laws, (ii) to use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Effective Date with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Date from, Governmental Authorities or any other Person in connection with the execution and delivery of this Agreement, and the consummation of the Mergers, any Management Business Sale and the other transactions contemplated by this Agreement, including any such consents, approvals, permits or authorizations as may be necessary to avoid a material Violation of any Specified Contract, (B) timely completing all necessary documentation and related forms or paperwork as may be required for all such filings, and (C) timely making all such filings to obtain all consents, approvals, permits and authorizations, (iii) to furnish promptly to the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, and submissions of information to any Governmental Authority, including any filings under the Regulatory Laws, (iv) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Laws and (v) to use reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Mergers and any Management Business Sale under the HSR Act and any other applicable Regulatory Laws as promptly as practicable and in any event no later than the End Date.

        (b)   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.2(a), use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other party of any communication concerning this Agreement and any of the transactions contemplated hereby to that party from any Governmental Authority and consider in good faith the views of the other party and keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ") or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review in draft any proposed communication to be submitted by it to, with reasonable time and opportunity to comment, give reasonable consideration to the other party's comments thereon, and consult with each other in advance of any in-person or telephonic meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, not agree to participate in any meeting or substantive discussion (including any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the Mergers and the Management Business Sale) with any Governmental Authority relating to any filings or investigations concerning this Agreement and any of the transactions contemplated hereby unless it consults with the other party and its Representatives in advance and invites the other party's Representatives to attend in accordance with Regulatory Laws; provided, however, that nothing in this Agreement shall prevent a party from responding to or complying with a subpoena or other legal process required by Law or submitting factual information in response to a request therefor.

        (c)   In furtherance and not in limitation of the covenants of the parties contained in Section 7.2(a) and Section 7.2(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and thereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed). In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority, or private party challenging the Mergers, the Management Business Sale or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate with the other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

        (d)   In furtherance of, and not in limitation of, the covenants of the parties contained in Section 7.2(a), Section 7.2(b), Section 7.2(c) and Section 7.2(d), Parent and Merger Sub shall take, or cause to be taken, all such further actions as may be necessary to resolve such objections, if any, as the FTC, the DOJ, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law with respect to the Mergers, the Management Business Sale and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the Mergers, the Management Business Sale and the other transactions contemplated hereby so as to enable the Closing to occur as promptly as reasonably practicable and in any event no later than the End Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, regardless of the consideration, the sale, divestiture, license or disposition of any assets or businesses of the Company, Holdco, its Subsidiaries or Joint Ventures, or of Parent or its Subsidiaries, and (y) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of Parent, Holdco, the Company Surviving Corporation, their Subsidiaries' or the Joint Ventures' freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries' or Joint Ventures' businesses, product lines or assets, in each case as may be required in order to effect the satisfaction of the conditions to the Mergers set forth in Article VIII prior to the End Date and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding that would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date; provided, however, that (i) neither Holdco, the Company nor any of its Affiliates shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any Order, requirement, condition, understanding or agreement of or with a Governmental Authority to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Holdco, the Company or any of its Affiliates, unless such Order, requirement, condition, understanding or agreement is binding on the Company only in the event that the Mergers occur; and (ii) nothing in this Section 7.2 shall require, or be construed to require Parent, Holdco, the Company or their respective Subsidiaries or Affiliates to sell, divest, license or dispose of or hold separate (or to propose or agree to sell, divest, license or dispose of or hold separate), before or after the Closing, any assets or businesses of Parent, Holdco, the Company or any of their respective Subsidiaries or Affiliates, if such action would be reasonably expected to, individually or in the aggregate, result in (after giving effect to any reasonably expected proceeds of any sale, divestiture, license or disposition) a material adverse effect on the business or financial condition of the Company, the Subsidiary and the Joint Ventures, taken together as a whole.

        (e)   Any other provision of this Agreement notwithstanding, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to the Mergers, the Management Business Sale or the other transactions contemplated by this Agreement, (i) if reasonably requested in writing by Parent, the Company shall, shall cause its Subsidiaries or shall use reasonable best efforts to cause its Significant Joint Ventures to, execute any documents, agreements and instruments and take such other actions to the extent practicable, all in such order, form and substance as reasonably requested by Parent, and (ii) without the prior written consent of

Parent, none of the Company or any of its Subsidiaries or Significant Joint Ventures shall take any action, agree to take any action or consent to the taking of any action pursuant to this Section 7.2 (including with respect to selling, holding separate or otherwise disposing of assets or conducting its business in a specified manner).

        Section 7.3    Access to Information.    Subject to the restrictions imposed by the HSR Act, federal and state securities Laws and other Laws, the Company will provide, will cause its Subsidiaries and its and their respective Representatives to provide, and will use reasonable best efforts to cause its Significant Joint Ventures to provide Parent and Merger Sub, prospective purchasers of the Management Business identified by Parent and their respective authorized Representatives, during normal business hours and upon reasonable advance notice (a) such access to the offices, properties, Company Facilities, books and records of the Company, its Subsidiaries and its Significant Joint Ventures (so long as such access does not interfere unreasonably with the business or operations of the Company, its Subsidiaries, its Significant Joint Ventures or the Company Facilities) as Parent or Merger Sub reasonably may request and (b) all documents that Parent or Merger Sub reasonably may request. The foregoing notwithstanding, Parent, Merger Sub, prospective purchasers of the Management Business identified by Parent and their Representatives shall not have access to any books, records, documents and other information (i) to the extent prohibited by the terms of a confidentiality agreement with a third party, (ii) to the extent that the disclosure thereof would, in the opinion of the Company's counsel, be reasonably likely to result in the loss of attorney-client privilege or (iii) to the extent required by Law. All information exchanged pursuant to this Section 7.3 shall be subject to the Confidentiality Agreement.

        Section 7.4    Solicitation.    (a) Except as permitted by this Section 7.4 or for the actions required to effect the Company Reorganization in cooperation with Parent, from the date hereof until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its Representatives and Significant Joint Ventures not to, directly or indirectly: (i) solicit, initiate, or knowingly encourage the submission of any proposal that constitutes or could reasonably be expected to result in an Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries or Significant Joint Ventures to any third-party Person (other than Parent or Merger Sub) in connection with or in response to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to result in an Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with a third-party Person (other than Parent or Merger Sub or their respective Representatives) making (or who could reasonably be expected to make) an Acquisition Proposal, (iv) approve or recommend (or publicly propose to approve or recommend) any Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement with a third-party Person relating to an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement or (vi) resolve or agree to do any of the foregoing. Subject to Section 7.4(c), immediately following the execution of this Agreement, the Company and its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its Representatives to, cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective Representatives, on the one hand, and any third-party Person (other than Parent, Merger Sub or any of their respective Representatives), on the other hand, with respect to any Acquisition Proposal, and the Company shall request each third-party Person (other than Parent, Merger Sub or any of their respective Representatives) with whom the Company engaged in such discussions to return to the Company or destroy any non-public information previously furnished or made available to such third-party Person or any of its Representatives by or on behalf of the Company or its Representatives to the extent that the Company is entitled to have such information returned or destroyed in accordance with the terms of a confidentiality or similar agreement entered into by the Company and such third-party Person.

        (b)   Anything to the contrary contained in Section 7.4(a) notwithstanding, prior to obtaining the Requisite Shareholder Vote, the Company, or the Board of Directors of the Company, directly or indirectly through any Representative, may (i) furnish non-public information regarding the Company, any of its Subsidiaries or the Joint Ventures to, and afford access to the business, properties, books or records of the Company, any of its Subsidiaries or the Joint Ventures to, any Person and (ii) engage and participate in discussions and negotiations with any Person, in each case in response to an Acquisition Proposal that the Board of Directors of the Company, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Offer; provided that (A) such Acquisition Proposal did not result from a material breach of this Section 7.4 and such Acquisition Proposal is not withdrawn prior to the taking of such action, (B) the Company provides to Parent the notice required by this Section 7.4(b) with respect to such Acquisition Proposal, and (C) the Company furnishes any non-public information provided to the maker of the Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such Person with confidentiality provisions that are not less restrictive to such Person than the provisions of the Confidentiality Agreement and to the extent non-public information that has not been made available to Parent is made available to the maker of the Acquisition Proposal, provide or make available such non-public information to Parent substantially concurrent with the time that it is provided to such other Person. The Company shall promptly, and in no event later than twenty-four (24) hours after its receipt of any Acquisition Proposal, advise Parent of such Acquisition Proposal (including providing the identity of the Person making or submitting such Acquisition Proposal and, (i) if the Acquisition Proposal is oral, a reasonably detailed summary of the material terms and conditions thereof or (ii) if the Acquisition Proposal is in writing, a copy of such Acquisition Proposal and any related draft agreements provided to the Company or its Subsidiaries or Representatives). The Company shall keep Parent reasonably informed of any change to the material terms and conditions of any such Acquisition Proposal and shall provide, as promptly as reasonably practicable, to Parent (i) if any such change to the material terms and conditions of any such Acquisition Proposal is oral, a detailed summary of such change or (ii) if any such change to the material terms and conditions of any such Acquisition Proposal is in writing, a copy of the so modified Acquisition Proposal and any related draft agreements provided to the Company or its Subsidiaries or Representatives.

        (c)   Nothing in this Section 7.4 shall prohibit the Company, or the Board of Directors, directly or indirectly through any Representative, from (i) informing any Person of the restrictions set forth in this Section 7.4, or (ii) disclosing, in the Company Proxy Statement or otherwise, factual information regarding the business, financial condition or results of operations of the Company, its Subsidiaries or the Joint Ventures or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal; provided that, in the case of this clause (ii), the Company shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law. So long as the Company and its Representatives have otherwise complied with this Section 7.4, none of the foregoing shall prohibit the Company and its Representatives from contacting any Persons or group of Persons that have made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Offer, and any such actions shall not be a breach of this Section 7.4.

        (d)   Except as otherwise provided in this Section 7.4(d) and Section 7.4(e), neither the Board of Directors of the Company nor any committee thereof may (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the Recommendation in a manner adverse to Parent, or (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal (any such action, a "Recommendation Withdrawal"). Anything in this Agreement to the contrary notwithstanding, with respect to an Acquisition Proposal, the Board of Directors of the Company may at any time prior to receipt of the Requisite Shareholder Vote, make a Recommendation Withdrawal and/or terminate this Agreement pursuant to Section 9.1(c)(ii), if: (i) (A) an Acquisition Proposal (that did not result from a material breach of Section 7.4(a)) is made after the date of this Agreement to the Company by a third party, and such Acquisition Proposal is not withdrawn, and (B) the Company's Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Offer and that a failure to take such action would be inconsistent with the directors' fiduciary duties under applicable Law; and (ii) (A) the Company provides Parent a four (4)-Business Day prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Offer that is specified in Section 7.4(b), (B) after providing such notice and prior to making such Recommendation Withdrawal in connection with a Superior Offer or taking any action pursuant to Section 9.1(c)(ii) with respect to a Superior Offer, the Company shall negotiate in good faith with Parent during such four (4) -Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors of the Company not to effect a Recommendation Withdrawal in connection with a Superior Offer or to take such action pursuant to Section 9.1(c)(ii) in response to a Superior Offer, and (C) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement offered in writing by Parent and shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal would continue to constitute a Superior Offer if such changes offered in writing by Parent were to be given effect; provided that, in the event that the Acquisition Proposal is thereafter modified by the Person making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 7.4(d), except that the Company's advance written notice obligation shall be reduced to two (2) Business Days (rather than the four (4) Business Days otherwise contemplated by this Section 7.4(d)).

        (e)   Nothing contained in this Section 7.4 or elsewhere in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a "stop, look and listen" statement pending disclosure of its position thereunder.

        (f)    Other than in connection with a Superior Offer (which shall be subject to Section 7.4(d) and shall not be subject to this Section 7.4(f)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company from making a Recommendation Withdrawal in response to an Intervening Event to the extent that the Board determines in good faith, after consultation with the Company's outside legal counsel, that the failure of the Board of Directors of the Company to effect a Recommendation Withdrawal would be inconsistent with the exercise of its fiduciary obligations under applicable Law; provided, however, that neither the Board of Directors of the Company nor any committee thereof shall take any of the actions set forth in this Section 7.4(f) unless the Company has first complied with the provisions of Section 7.4(d), treating the occurrence of such Intervening Event as if a Superior Offer had been received and after so complying, the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that, in light of such Intervening Event, the failure to make a Recommendation Withdrawal would be inconsistent with the exercise of its fiduciary obligations under applicable Law.

        (g)   During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, materially amend or modify or waive any provision of any confidentiality agreement relating to an Acquisition Proposal or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent). During such period, the Company agrees to use reasonable best efforts to enforce, to the fullest extent permitted under applicable Law and subject to the fiduciary duties of the Company's Board of Directors, the provisions of any such agreements, including obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction. Notwithstanding the foregoing, the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited by this Section 7.4(g), if, in the good faith judgment of the Company's Board of Directors, after consultation with outside counsel of the Company, such action or inaction, as the case may be, would be inconsistent with the directors' fiduciary duties under applicable Law.

        (h)   As used in this Agreement, the term:

          (i)    "Acquisition Proposal" means any inquiry, proposal or offer from any Person (other than Parent, Merger Sub or their respective Affiliates) relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement and the Company Reorganization, the Management Business Sale, the Management Business Distribution and the Distribution) pursuant to which any Person or group of Persons, other than Parent, Merger Sub or any of their respective Subsidiaries, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, asset sale, tender offer, exchange offer, business combination, consolidation or otherwise) businesses or assets of the Company and its Subsidiaries that constitute twenty-five percent (25%) or more of the assets, revenues, cash flows, income or earnings of the Company and its Subsidiaries, taken as a whole, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) twenty-five percent (25%) or more of the outstanding Shares;

          (ii)   "Intervening Event" means an event, change, fact, circumstance, occurrence or development (other than an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to result in an Acquisition Proposal) that (i) is material to the Company, (ii) was not known to the Board of Directors of the Company as of the date of this Agreement or if known, the magnitude or material consequences of which were not known to or understood by the Board of Directors of the Company as of the date of this Agreement, and (iii) becomes known or the material consequences of which become known to or understood by to the Board of Directors of the Company prior to obtaining the Requisite Shareholder Vote (and is not an Acquisition Proposal); provided that an "Intervening Event" shall not include any event, change or development relating to the announcement or pendency of this Agreement or the transactions contemplated hereby; and

          (iii)  "Superior Offer" means a bona fide written Acquisition Proposal (except the references therein to "25%" shall be replaced by "50%"), which the Board of Directors of the Company in good faith determines, after consultation with its outside legal counsel and its financial advisor, is more favorable from a financial point of view to the shareholders of the Company than the transactions contemplated hereby, taking into account all factors deemed relevant by the Board of Directors of the Company, including timing and likelihood of consummation and any proposal by Parent to amend the terms of this Agreement.

        Section 7.5    Director and Officer Liability.    (a) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company or its Subsidiaries (the "Indemnified Parties") as provided in the Company Certificate of Incorporation, the Company Bylaws or any indemnification Contract between such Indemnified Party and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect in the certificate of incorporation and bylaws or similar organizational documents of the Surviving Corporation and its Subsidiaries, exculpation, indemnification and advancement of expenses provisions that are no less favorable to the Indemnified Parties than those set forth in the Company's and its Subsidiaries' certificate of incorporation, bylaws or similar organizational documents as in effect as of the date hereof or in any indemnification Contracts of the Company or its Subsidiaries with any Indemnified Party as in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.5.

        (b)   From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each Person that is an Indemnified Party or who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, fiduciary or employee of another Person, against any Damages incurred in connection with any Action arising out of matters existing or occurring at or prior to the Effective Time, including in connection with any actions or omissions taken at the request of Parent, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Law and the Company Certificate of Incorporation or Company Bylaws in effect on the date hereof to indemnify such Person (and Parent shall cause the Surviving Corporation to also advance expenses as incurred to the fullest extent permitted under Law; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law).

        (c)   In the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer or convey all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall expressly assume the obligations set forth in this Section 7.5.

        (d)   For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the Company's current directors' and officers' liability insurance (or such other insurance that is no less favorable to the Indemnified Parties than the Company's current directors' and officers' liability insurance) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Parent), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, the Company may, at its election, obtain a "tail" policy with respect to such directors' and officers' liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company; provided, further, that in connection with this Section 7.5(d), neither the Company nor Parent shall pay a one-time premium (in connection with a tail policy described above) in excess of 600% of the current annual premium paid by the Company for directors' and officers' liability insurance or be obligated to pay annual premiums (in connection with any other directors and officers insurance policy described above) in excess of 300% of the current annual premium paid by the Company for directors' and officers' liability insurance. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then the Company shall obtain the maximum amount of coverage as may be obtained for such amount.

        (e)   Parent shall, and shall cause the Surviving Corporation to, pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Person in enforcing the indemnity and other obligations provided in this Section 7.5; provided, however, that such Person provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

        (f)    The provisions of this Section 7.5 (i) are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. Nothing in this Agreement, including this Section 7.5, is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 7.5 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 7.5 shall survive the consummation of the Mergers.

        Section 7.6    Takeover Statutes.    The parties shall use all reasonable efforts (a) to take all action necessary so that no takeover statute is or becomes applicable to restrict or prohibit the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such takeover statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such takeover statute on the Mergers and the other transactions contemplated by this Agreement.

        Section 7.7    Public Announcements.    Except with respect to any Recommendation Withdrawal or any action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 7.4, so long as this Agreement is in effect, the parties shall consult with each other before issuing any press release or making any public announcement relating to this Agreement or the transactions contemplated hereby and, except for any press release or public announcement as may be required by Law, court process or any listing agreement with the New York Stock Exchange, shall not issue any such press release or make any such public announcement without the consent of the other parties (not to be unreasonably withheld or delayed). Parent and the Company agree to issue a mutually acceptable joint press release announcing this Agreement.

        Section 7.8    Employee Matters.    (a) From and after the Effective Time, Parent will cause the Surviving Corporation and all of its Subsidiaries to honor, to the extent required by their respective terms, each of the Company Benefit Plans. Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for each Company Employee employed by the Company or any of its Subsidiaries at the Effective Time ("Current Employee") (i) an annual rate of base salary and annual cash target bonus opportunity no less favorable, in each case, than the annual rate of base salary and annual cash target bonus opportunity provided to such Current Employee immediately prior to the Effective Time, and (ii) compensation and employee benefits that are no less favorable in the aggregate than the compensation and employee benefits provided to such Current Employee immediately prior to the Effective Time; provided, however, that, nothing in this Section 7.8 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable contractual obligations, Company Benefit Plans, or Law.

        (b)   As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give each Current Employee full credit for purposes of eligibility to participate, vesting and level of benefits under any Company Benefit Plans or under any employee benefit plan, program, policy or other arrangement of Parent and its Subsidiaries, in each case which provides benefits to any Current Employees as of and after the Effective Time (each, a "Parent Plan") for such Current Employee's service prior to the Effective Time with the Company and its Subsidiaries and their predecessor entities, to the same extent such service is recognized by the Company or its Subsidiaries immediately prior to the Effective Time (other than as would result in a duplication of benefits or for purposes of benefit accrual under defined benefit pension plan). With respect to each Parent Plan that is a "welfare benefit plan" (as defined in Section 3(1) of ERISA), Parent or its Subsidiaries shall (i) cause there to be waived any preexisting condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under similar plans maintained by the Company and its Subsidiaries in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

        (c)   For one (1) year following the Effective Time, each Current Employee will continue to be eligible for severance benefits in amounts, terms and conditions no less generous than those which applied to such Current Employee under the severance plans, programs, policies, agreements and other arrangements of the Company immediately prior to the Effective Time and as are set forth on Section 7.8(c) of the Company Disclosure Letter.

        (d)   If the Effective Time occurs prior to the payment of bonuses for the 2012 calendar year under the Company's existing annual cash bonus programs (the "Existing Programs"), the Surviving Corporation shall pay to each Company Employee who is otherwise eligible to earn a cash bonus for calendar year 2012 under the Existing Programs and who either (i) remains employed through the payment date of such bonuses, or (ii) is involuntarily terminated without "cause" (as defined in the Company's form of Separation Pay Agreement as in effect on the date hereof) after the Effective Time but prior to such payment date, no less than such Company Employee's target-level bonus in a cash lump sum on a date consistent with past practice and in no event later than March 15, 2013. If the Effective Time occurs after December 31, 2012 and before January 1, 2014, at the Effective Time, the Company shall pay each Company Employee who is otherwise eligible to earn a cash bonus for calendar year 2013 under the Existing Programs a bonus no less than (x) such Company Employee's target-level bonus award under the applicable Existing Program, multiplied by (y) a fraction, the numerator of which is the number of days from and including January 1, 2013 through and including the Effective Date and the denominator of which is 365.

        (e)   The provisions of this Section 7.8 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or consultant, or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other "employee benefit plan" as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, Parent, the Surviving Corporation or any of their respective Affiliates; (ii) alter or limit the ability of Parent and its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time; or (iii) to confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Parent, the Surviving Corporation or any of their respective Subsidiaries (including, following the Effective Time, the Company and its Subsidiaries), or constitute or create an employment agreement with any employee.

        Section 7.9    Company Reorganization; Management Business Sale; the Distribution.    (a) The Company shall (i) subject to clause (ii), take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect the Company Reorganization in all material respects, including each of the transactions set forth on Exhibit 1, and (ii) use reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect any modifications to the Company Reorganization reasonably requested by Parent; provided, however, that, with respect to clause (ii), the Company shall not be required to take any action that would be reasonably likely to adversely affect, or prevent or delay, the consummation of the Mergers, the ability of the shareholders of the Company to receive the Merger Consideration or the Company's ability to observe and perform its obligations under this Agreement.

        (b)   The parties acknowledge that the Company Reorganization is being undertaken to facilitate the Management Business Sale. If reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to and shall use reasonable best efforts to cause the Joint Ventures to, effect the Management Business Sale, including by entering into one or more agreements prior to the Closing to effect the Management Business Sale; provided, however, that (i) the Company shall not be required to take any action that would be reasonably likely to adversely affect or prevent the consummation of the Mergers, the ability of the shareholders of the Company to receive an amount of cash equal to the Merger Consideration or the Company's ability to observe and perform its obligations under this Agreement; (ii) any Management Business Sale shall be conditioned upon the occurrence of the Closing (or upon such time when all the conditions to the Closing are satisfied or waived), and (iii) Parent shall indemnify and hold the Company, its Subsidiaries and Joint Ventures harmless from all costs, expenses and liabilities incurred by any of them arising from or relating to any such agreement (including any negotiation, documentation or execution of such agreement) relating to the Management Business Sale.

        (c)   If requested by Parent, the Company shall, and shall cause its Subsidiaries and shall use reasonable best efforts to cause the Joint Ventures to, effect a Management Business Distribution, including by entering into one or more agreements and making appropriate filings with the SEC prior to the Closing to effect a Management Business Distribution; provided, however, that (i) the Company shall not be required to take any action that would be reasonably likely to adversely affect or prevent the consummation of the Mergers, the ability of the shareholders of the Company to receive an amount of cash equal to the Merger Consideration or the Company's ability to observe and perform its obligations under this Agreement; (ii) any Management Business Distribution shall be conditioned upon the occurrence of the Closing (or upon such time when all the conditions to the Closing are satisfied or waived), and (iii) Parent shall indemnify and hold the Company, its Subsidiaries and Joint Ventures harmless from all costs, expenses and liabilities incurred by any of them arising from or relating to any such agreement (including any negotiation, documentation or execution of such agreement) relating to a Management Business Distribution.

        (d)   To the extent that certain authorizations, approvals or consents of, or notification with, third parties and Governmental Authorities may be required in connection with the consummation of the Management Business Sale or Management Business Distribution, the Company and its Subsidiaries agree to: (i) cooperate with Parent in a commercially reasonable manner in developing and implementing a strategy and process for seeking such authorizations, approvals or consents, and making such notifications, including considering in good faith any actions, (ii) consult with Parent on a regular basis and in good faith in carrying out the foregoing strategy and process, and (iii) make such notifications and use reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain such authorizations, approvals or consents, as promptly as practicable; provided, however, that, prior to the Effective Time, Parent shall not carry out any particular action in respect of the Management Business Sale or a Management Business Distribution without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).

        (e)   If requested by Parent, the Company and Holdco shall declare a cash dividend (the "Distribution") to holders of Company Shares as of immediately prior to the Holding Company Merger Effective Time (if the Distribution shall be declared and paid by the Company) or the Effective Time (if the Distribution shall be declared and paid by Holdco) up to an aggregate amount equal to the after-tax proceeds to the Company or Holdco from the Management Business Sale, which Distribution may be conditioned upon the consummation of the Management Business Sale; provided, however, that Holdco shall not be required to declare the Distribution in any amount to the extent Holdco is advised in writing by external counsel that such declaration would constitute a violation of the DGCL (in which case Holdco shall declare the Distribution in the maximum amount that the Holdco board determines shall be permissible under the DGCL), and neither the Company nor Holdco shall be required to take any action that would be reasonably likely to adversely affect, or prevent or delay, the consummation of the Mergers, the ability of the shareholders of the Company to receive an amount of cash equal to the Merger Consideration or the Company's ability to observe and perform its obligations under this Agreement. In the event of a Distribution, the parties agree that (i) the Merger Consideration shall be decreased by the per share cash amount of the Distribution (the "Per Share Distribution"); provided that, for purposes of the treatment of Company Equity Awards and the Holdco Equity Awards pursuant to Section 2.4, the term "Merger Consideration" shall mean Merger Consideration without adjustment for the Per Share Distribution, if any.

        (f)    The Holding Company Merger will comply with Sections 251(b) and 251(g) of the DGCL.

        (g)   The parties expressly acknowledge that none of the consummation of the Management Business Sale, the Management Business Distribution, the Distribution, the receipt of any approvals or consents for the Management Business Sale, the Management Business Distribution or the Distribution shall be a condition to the parties' obligations to consummate the Closing.

        Section 7.10    Rule 16b-3.    Notwithstanding anything herein to the contrary, prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause disposition of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

        Section 7.11    Notification of Certain Matters.    Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the discovery by a party to this Agreement of any fact, circumstance or event, the occurrence or non-occurrence of which could reasonably be likely to cause any of the conditions set forth in Article VIII not to be satisfied prior to the End Date.

        Section 7.12    Indebtedness; Joint Ventures; Real Property Leases.    From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company will consult with Parent with respect to, and keep Parent reasonably informed of, its communications and negotiations with (1) any lenders of the Company or its Subsidiaries or Joint Ventures with respect to any Indebtedness of the Company or its Subsidiaries, (2) any counterparties to Joint Venture Agreements and/or (3) any lessors under Real Property Leases, in each case, in connection with (a) obtaining any consent of such parties in connection with the transactions contemplated by this Agreement and (b) amending, waiving, modifying, restating or renegotiating the existing terms of any material Indebtedness of the Company and its Subsidiaries or any material Real Property Lease, Joint Venture Agreement or partnership agreement; provided that the Company will not, and will cause its Subsidiaries and Significant Joint Ventures not to, without consulting with Parent, incur, amend, modify, restate or renegotiate the existing terms of any Indebtedness of the Company or any of its Subsidiaries or any Significant Joint Ventures if such incurrence, amendment, modification, restatement or renegotiation would result in any Indebtedness ranking senior in rights of payment to the payment of any amounts to the Company or any of its Subsidiaries under any Management Agreement.

        Section 7.13    Certain Litigation.    Subject to applicable Law, the Company shall promptly advise Parent orally and in writing of any Action commenced after the date of this Agreement against the Company or any of its directors by any stockholder of the Company (other than Parent or any of its Affiliates) relating to this Agreement, the Mergers and the transactions contemplated hereby and, unless inconsistent with the fiduciary duties of the Board of Directors of the Company, shall keep Parent reasonably informed regarding any such litigation. The Company shall not settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) and subject to applicable Law and unless inconsistent with the fiduciary duties of the Board of Directors of the Company, the Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Action and shall consider Parent's views with respect to such Action.

        Section 7.14    Estoppels.    Within twenty (20) days after the date of this Agreement, the Company shall mail to each of the tenants under the Real Property Leases an estoppel certificate in the form attached hereto as Exhibit 2, and shall mail to each of the lessors under the Real Property Leases an estoppel certificate in the form attached hereto as Exhibit 3.

ARTICLE VIII

CONDITIONS TO THE MERGERS

        Section 8.1    Conditions to the Obligations of Each Party.    The obligations of Holdco, Holdco Sub, the Company, Parent and Merger Sub to consummate the Mergers are subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) of the following conditions:

        (a)    Shareholder Approval.    The Requisite Shareholder Vote shall have been obtained.

        (b)    HSR Act.    Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Mergers shall have expired or been terminated.

        (c)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority of competent jurisdiction or other Law (each, a "Restraint") shall be in effect that prohibits, restrains or renders illegal the consummation of the Mergers; provided that a party shall not be entitled to assert the failure of this condition if such party has not used the efforts and performed the other obligations required of such party under Section 7.2.

        Section 8.2    Conditions to the Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to consummate the Acquisition Merger are subject to the satisfaction (or, to the extent permitted by Law, waiver by Parent) of the following further conditions:

        (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in Sections 4.2(a) and 4.2(b) shall be true and correct in all material respects, (ii) the representations and warranties of the Company set forth in Section 4.5(a) shall be true and correct in all respects (except for de minimis errors), (iii) the representations and warranties of the Company set forth in Sections 4.9(b) and 4.9(c) shall be true and correct in all respects and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or material adverse effect qualifications contained therein), in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except in the case of this clause (iv), for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

        (b)    Performance of Obligations of the Company and Holdco.    The Company and Holdco shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder at or prior to the Effective Time. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

        (c)    Company Reorganization.    The Company Reorganization shall have been completed in all material respects.

        Section 8.3    Conditions to the Obligations of the Company.    The obligations of Holdco, Holdco Sub and the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) of the following further conditions:

        (a)    Representations and Warranties.    (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2 shall be true and correct in all material respects, and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any materiality or material adverse effect qualifications contained therein), in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except in the case of this clause (ii), for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

        (b)    Performance of Obligations of Parent and Merger Sub.    Each of Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder at or prior to the Effective Time. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

ARTICLE IX

TERMINATION

        Section 9.1    Termination.    This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time (any prior approval of this Agreement by the shareholders of the Company notwithstanding):

        (a)   by mutual written consent of the Company and Parent;

        (b)   by either the Company or Parent, if:

          (i)    the Effective Time shall not have occurred on or before the thirteen (13)-month anniversary of the date of this Agreement (the "End Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement or if such party shall have failed to use the required efforts under Section 7.2;

          (ii)   any Restraint having the effect set forth in Section 8.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to a party if such Restraint shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement or if such party shall have failed to use the required efforts under Section 7.2; or

          (iii)  this Agreement shall have been voted upon at the Company Shareholder Meeting (including any adjournment thereof), such Company Shareholder Meeting shall have been completed, and the shareholders of the Company shall have failed to adopt this Agreement by the Requisite Shareholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to the Company where the failure to obtain the Requisite Shareholder Vote is caused by any action or failure to act of the Company that constitutes a material breach of this Agreement;

        (c)   by the Company, if:

          (i)    a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied by the Closing, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within thirty (30) calendar days following written notice of such breach to Parent (or, if less, the number of calendar days until the Business Day immediately preceding the End Date); or

          (ii)   at any time on or after the date of this Agreement and prior to obtaining the Requisite Shareholder Vote, in order to enter into a definitive agreement with respect to a Superior Offer; provided, however, that the Company shall have complied in all material respects with its obligations under Section 7.4, and shall have, concurrently with such termination, paid to Parent the Termination Fee pursuant to Section 9.2(a); or

        (d)   by Parent or Merger Sub, if:

          (i)    a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied by the Closing, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within thirty (30) calendar days following written notice of such breach to the Company (or, if less, the number of calendar days until the Business Day immediately preceding the End Date); or

          (ii)   at any time on or after the date of this Agreement and prior to obtaining the Requisite Shareholder Vote, in the event of a Recommendation Withdrawal; or

          (iii)  the Company or any of its Subsidiaries shall have committed a Willful Breach of its obligations under Section 7.4, other than in the case where (A) (x) such Willful Breach is the result of an isolated action by a person that is a Representative of the Company (other than a director or senior officer of the Company) without knowledge of or consent by the Company prior to such action, and is not any other action by the Company or any of its Subsidiaries or Significant Joint Ventures, or (y) such Willful Breach was not caused by the Company, was not the result of an action taken by the Company and was not within the Knowledge of the Company, and in the case of clauses (x) and (y), the Company takes appropriate actions to remedy such Willful Breach upon discovery thereof , or (B) Parent is not harmed in any material respect as a result thereof.

        Section 9.2    Termination Fees.    (a) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii), then the Company shall pay to Parent the Termination Fee concurrently with any such termination.

        (b)   In the event that (i) this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) and the Company is not entitled to terminate this Agreement pursuant to Section 9.1(c)(i) or (ii) this Agreement is terminated by Parent pursuant to Section 9.1(d)(iii), then the Company shall pay to Parent the Termination Fee within three (3) Business Days after the date of termination.

        (c)   In the event that all of the following occur: (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(iii) or 9.1(d)(i) (in connection with a Willful Breach of the Company's covenants in Section 7.1(a), (ii) at any time after the date of this Agreement and prior to the Company Shareholder Meeting, an Acquisition Proposal shall have been publicly announced and such Acquisition Proposal is not in good faith withdrawn or terminated at least five (5) Business Days prior to the Company Shareholder Meeting, and (iii) within nine (9) months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (with references to "25%" in such definition replaced with "50%"), then the Company shall pay to Parent the Termination Fee, within three (3) Business Days following the earlier of the execution of such agreement or consummation of such Acquisition Proposal.

        (d)   Any amount that becomes payable pursuant to this Section 9.2 shall be paid by wire transfer of immediately available funds to an account designated by Parent.

        (e)   Upon payment of the Termination Fee pursuant to this Section 9.2, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or their respective shareholders. The parties acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion. In addition, the parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 do not constitute a penalty. If the Company fails to pay Parent the Termination Fee when due, the Company shall also pay to Parent interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

        Section 9.3    Effect of Termination.    In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company under this Agreement, other than the last sentence of Section 7.3, Section 9.2, this Section 9.3 and Article X, which provisions shall survive such termination indefinitely; provided, however, that no such termination shall relieve any party hereto from any liability or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful or intentional breach by another party of any of its covenants or other agreements set forth in this Agreement.

ARTICLE X

MISCELLANEOUS

        Section 10.1    Notices.    All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the parties to be notified; provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 10.1 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or fax or any other method described in this Section 10.1; or (c) when delivered by a private overnight courier (with confirmation of delivery); in each case to the party to be notified at the following address:

        If to Parent or Merger Sub, to:

Health Care REIT, Inc. 4500 Dorr Street Toledo, Ohio 43615
Attention:	Jeffrey H. Miller
Facsimile:	(419) 247-2826

        with copies (which shall not constitute notice) to:

Sidley Austin LLP 1 South Dearborn Street Chicago, Illinois 60603
Facsimile:	(312) 853-7036
Attention:	David J. Zampa, Esq. Matthew McQueen, Esq.
Email:	dzampa@sidley.com mmcqueen@sidley.com

        and

Shumaker, Loop & Kendrick, LLP 1000 Jackson Street Toledo, OH 43604
Facsimile:	(419) 241-6894
Attention:	Mary Ellen Pisanelli, Esq.
Email:	mpisanelli@slk-law.com

        If to the Company, to:

Sunrise Senior Living, Inc. 7900 Westpark Drive McLean, Virginia 22102
Facsimile:	703-744-1990
Attention:	Mark S. Ordan

        with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Facsimile:	(212) 403-2000
Attention:	Adam O. Emmerich, Esq. David K. Lam, Esq.
Email:	aoemmerich@wlrk.com dklam@wlrk.com

or such other address as any party may hereafter specify by written notice to the other parties hereto.

        Section 10.2    Survival of Representations and Warranties.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent.

        Section 10.3    Expenses.    Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that fees and expenses in connection with the printing, filing and mailing of the Company Proxy Statement (including applicable SEC filing fees) shall be borne equally by the Company and Parent.

        Section 10.4    Amendment.    This Agreement may not be amended by the parties hereto except by action authorized by the respective Boards of Directors of Parent and the Company at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of the Company; provided, however, that, after approval of this Agreement by the shareholders of the Company, no amendment may be made which under Law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        Section 10.5    Waiver.    At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

        Section 10.6    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except to the extent necessary to effect the Company Reorganization, the Management Business Sale or the Management Business Distribution, and except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

        Section 10.7    Governing Law.    This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any choice or conflicts of laws principles thereof that would cause the application of the laws of any jurisdiction other than the State of Delaware.

        Section 10.8    Counterparts; Effectiveness.    This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

        Section 10.9    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

        Section 10.10    Entire Agreement; No Third-Party Beneficiaries.    This Agreement (including the Annexes and Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter), and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) except for Section 2.2(b), Section 2.3 and Section 2.4 (which, from and after the Effective Time, shall be for the benefit of holders of the Merger Shares or Holdco Equity Awards immediately prior to the Effective Time), and Section 7.5 (which from and after the Effective Time shall be for the benefit of the Indemnified Parties), are not intended to and do not confer upon any Person other than the parties any legal or equitable rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the parties to this Agreement and are for the benefit of the parties to this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the parties to this Agreement in accordance with Section 10.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties to this Agreement of the risks associated with particular matters regardless of the Knowledge of any of the parties to this Agreement. Consequently, Persons other than the parties to this Agreement may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or any other date.

        Section 10.11    Jurisdiction; Specific Performance; Waiver of Jury Trial.    (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 9.2(f). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10.11, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

        (b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

        Section 10.12    Authorship.    The parties agree that the terms and language of this Agreement are the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first written above.

SUNRISE SENIOR LIVING, INC.
By:	/s/ MARK S. ORDAN
	Name:	Mark S. Ordan
	Title:	Chief Executive Officer
BREWER HOLDCO, INC.
By:	/s/ MARK S. ORDAN
	Name:	Mark S. Ordan
	Title:	Chief Executive Officer
BREWER HOLDCO SUB, INC.
By:	/s/ MARK S. ORDAN
	Name:	Mark S. Ordan
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

HEALTH CARE REIT, INC.
By:	/s/ GEORGE L. CHAPMAN
	Name:	George L. Chapman
	Title:	Chairman, Chief Executive Officer and President
RED FOX, INC.
By:	/s/ GEORGE L. CHAPMAN
	Name:	George L. Chapman
	Title:	Chairman, Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

QuickLinks

  EXHIBIT 2.1
INDEX OF DEFINED TERMS
AGREEMENT AND PLAN OF MERGER
RECITALS
AGREEMENT
ARTICLE I DEFINITIONS
ARTICLE II THE MERGERS
ARTICLE III THE COMPANY SURVIVING CORPORATION AND THE SURVIVING CORPORATION
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGERS
ARTICLE VII ADDITIONAL AGREEMENTS
ARTICLE VIII CONDITIONS TO THE MERGERS
ARTICLE IX TERMINATION
ARTICLE X MISCELLANEOUS